FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
Date: August 13, 2008
Commission File Number: 000-24443
Denison Mines Corp.
(Translation of registrant’s name into English)
Atrium on Bay, 595 Bay Street, Suite 402, Toronto, Ontario M5G 2C2
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐     Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Denison Mines Corp.
/s/ Brenda Lazare
Brenda Lazare
Date: August 13, 2008	Canadian Counsel and Corporate Secretary

2

EXHIBIT INDEX

Exhibit Number	Description

1.	Press release dated August 13, 2008

2.	Management’s Discussion and Analysis for the six months ended June 30, 2008

3.	Financial Statements for the six months ended June 30, 2008

4.	Form 52-109F2 for each of Messrs. Farmer and Anderson dated August 13, 2008

3

EXHIBIT 1

Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com

PRESS RELEASE	Trading symbols: DML-T, DNN-A

DENISON MINES CORP. REPORTS SECOND QUARTER EARNINGS
Toronto, ON — August 13, 2008 Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: AMEX) today reported its financial results for the three months and six months ended June 30, 2008. All amounts in this release are in U.S. dollars unless otherwise indicated. For a more detailed discussion of the financial results, see management’s discussion and analysis (“MD&A”) following this release.
Consolidated Results
Consolidated net loss was $13,756,000 or $0.07 per share for the three months ended June 30, 2008 compared with consolidated net income of $40,489,000 or $0.21 per share for the same period in 2007. For the six months ended June 30, 2008, consolidated net loss was $24,218,000 ($0.13 per share) compared with consolidated net income of $35,423,000 ($0.19 per share) for the same period in 2007.
Revenue was $31,713,000 for the three months ended June 30, 2008 compared with $18,809,000 for the three months ended June 30, 2007. Revenue was $49,894,000 for the six months ended June 30, 2008 compared to $30,528,000 for the six months ended June 30, 2007.
Net cash from (used in) operations was ($5,952,000) for the three months ended June 30, 2008, compared with net cash from operations of $537,000 for the three months ended June 30, 2007. For the six months ended June 30, 2008 net cash from (used in) operations was $1,670,000 compared with ($4,905,000) for the same period in 2007.
Losses on foreign currency translation totaled $11,237,000 for the three months and $12,766,000 for the six months ended June 30, 2008 arising from the translation of the Zambian kwacha into U.S currency at June 30, 2008. Substantially all of this loss resulted from translating future income taxes payable relating to the Mutanga project.
In March 2008, the Zambian government enacted previously announced legislation which increased the income tax rate for mining companies from 25% to 30%. As a result in the first quarter the Company increased its future income taxes related to its Zambian assets thereby reducing net income by $10,740,000.
The Company expenses exploration expenditures on mineral properties not sufficiently advanced to identify their development potential. Exploration expenditures expensed totalled $3,787,000 for the three months ended and $10,352,000 for the six months ended June 30, 2008 compared to $3,480,000 for the three months and $8,529,000 for the six months ended June 30, 2007.
Significant events in the second quarter include:
•	Denison sold 100,000 pounds U3O8 during the quarter from U.S. production at an average price of $83.13 per pound and 271,950 pounds U3O8 from its Canadian production under the existing long-term contracts at an average price of $50.96 per pound.

•	Spot prices for U3O8 decreased from $71.00 per pound at March 31, 2008 to $59.00 per pound at June 30, 2008 as quoted by Ux Consulting. The long-term price for U3O8 dropped from $95.00 per pound at March 31, 2008 to $80.00 per pound at June 30, 2008 as quoted by Ux Consulting.

•	Denison purchased 5,465,000 common equity units in Uranerz Energy Corp., each unit consisting of one common share and one-half warrant for $2.40 per unit or $13,116,000.

•	Denison commenced processing of conventional ore at its White Mesa mill in Utah on April 28, 2008.

•	Denison entered into a credit agreement with the Bank of Nova Scotia for a US$125,000,000 revolving three year term credit facility.
Revenue
Uranium sales revenue for the second quarter was $28,998,000. Sales from U.S. production were 100,000 pounds U3O8 at an average price of $83.13 per pound. Sales of Canadian production were 271,950 pounds U3O8 at an average price of $50.96 per pound. Revenue also includes the amortization of the fair value increment on sales contracts from the acquisition of Denison Mines Inc. in the amount of $6,737,000 in the quarter. Uranium sales revenue in the 2007 period totaled $15,243,000 from the net sale of 70,000 pounds U3O8 from Canadian production at an average sales price of $80.51 per pound and the sale of 75,000 pounds U3O8 from U.S. production at an average price of $130.00 per pound.
Denison currently markets its uranium from the McClean Lake joint venture jointly with AREVA Resources Canada Inc. (“ARC”). Denison’s share of current contracted sales volumes jointly marketed with ARC is set out in the table below:

	Contracted Canadian Sales Volumes
	(pounds U3O8 x 1000)
(in thousands)	2008	2009	2010	Pricing

Market Related	588	392	49	80% to 85% of Spot
Legacy Base Escalated	95	0	0	$20.00 to $26.00
Legacy Market Related	60	0	0	96% of Spot
Agreements with AREVA call for production to be allocated first to the market related contracts with any surplus to be apportioned evenly over the legacy contracts. The legacy base-escalated contracts have pricing formulas that result in sales prices well below current market prices.
The joint marketing of Canadian uranium production will cease at the end of 2008 except for the market related category above. Future long-term sales agreements for the Company’s uranium inventory and production are expected to be primarily under market-related contracts.
Revenue from the environmental services division was $1,354,000 for the three months ended June 30, 2008 compared to $1,174,000 in the same period in 2007. Revenue from the management contract with Uranium Participation Corporation was $1,347,000 for the three months ended June 30, 2008 compared to $2,129,000 for the second quarter of 2007.
Uranium Production
Total uranium production for the Company from its Canadian and U.S. operations was 322,000 pounds for the three months ended June 30, 2008 and 507,000 pounds for the six months ended June 30, 2008. The McClean Lake joint venture produced 1,157,000 pounds U3O8 for the three months ended June 30, 2008 and 1,748,000 pounds U3O8 for the six months ended June 30, 2008 compared to production of 329,000 pounds and 784,000 pounds during the same periods in 2007. Denison’s 22.5% share of the 2008 production totaled 260,000 pounds during the three months and 393,000 pounds during the six months ended June 30, 2008.
Production at the White Mesa mill was 62,000 pounds U3O8 for the three months ended June 30, 2008 and 114,000 pounds U3O8 for the six months ended June 30, 2008 compared to 56,000 pounds and 137,000 pounds U3O8 for the same periods in 2007. Processing of conventional ore commenced on April 28, 2008 and to June 30, 2008 production from conventional ore was 20,000 pounds U3O8. Production at the White Mesa mill has been increasing since the commencement of conventional ore processing with approximately 89,500 pounds U3O8 produced in July 2008.
Mineral Property Exploration
Denison is engaged in uranium exploration, as both operator and non-operator of joint ventures and as operator of its own properties in Canada, the U.S., Mongolia and Zambia. For the three months ended June 30, 2008 exploration expenditures totaled $3,787,000 compared to $3,480,000 for the three months ended

June 30, 2007. For the six months ended June 30, 2008, exploration expenditures totaled $10,352,000 compared with $8,529,000 for the six months ended June 30, 2007.
A majority of the exploration expenditures during the period were spent in the Athabasca Basin region of northern Saskatchewan. Denison is engaged in uranium exploration on advanced projects in this region of Canada as part of the ARC operated McClean and Midwest joint ventures and is participating in a total of 34 other exploration projects concentrated in the prospective eastern margin of the Athabasca Basin. Denison’s share of exploration spending on its Canadian properties totaled $2,758,000 of which $2,546,000 was expensed in the statement of operations for the three months ended June 30, 2008. Exploration spending totaled $3,279,000 of which $3,059,000 was expensed in the statement of operations for the three months ended June 30, 2007. For the six months ended June 30, 2008, Denison’s share of exploration spending on its Canadian properties totaled $9,168,000 of which $8,474,000 was expensed compared with spending of $8,433,000 of which $7,894,000 was expensed in the six months ended June 30, 2007.
Exploration expenditures of $1,090,000 for the three months ended June 30, 2008 ($319,000 for the three months ended June 30, 2007) and of $1,421,000 for the six months ended June 30, 2008 ($461,000 for the six month period in 2007) were spent in Mongolia on the Company’s joint venture and 100% owned properties. The Company has a 70% interest in the Gurvan Saihan Joint Venture (“GSJV”) in Mongolia. The other parties to the joint venture are the Mongolian government as to 15% and Geologorazvedka, a Russian government entity, as to 15%. Additional expenditures for development of the GSJV’s Hairhan uranium deposits have also been incurred. Development work includes extensive resource delineation drilling, hydrological drilling, plant design and environmental studies.
General and Administrative
General and administrative expenses were $4,674,000 for the three months ended June 30, 2008 compared with $3,558,000 for the three months ended June 30, 2007. The increase was primarily the result of a ramping up of the Company’s operations, the acquisition and implementation of new information and financial systems, an increase in public company expenses due to additional compliance costs and an increase in non-cash stock compensation costs resulting from stock options granted in 2008. General and administrative expenses consist primarily of payroll and related expenses for personnel, contract and professional services and other overhead expenditures.
Other Income and Expenses
Other income (expense) totaled ($10,742,000) for the three months ended June 30, 2008 compared with $37,678,000 for the three months ended June 30, 2007. For the six months ended June 30, 2008, other income (expense) totaled ($8,516,000) compared to $38,236,000 for the same period in 2007. During the current period, this consists primarily of interest income, interest expense, and foreign exchange losses. Foreign exchange translation losses totaled $11,237,000 for the three months and $12,766,000 for the six months ended June 30, 2008 arising from the translation of the Zambian kwacha into the U.S. dollar. Substantially all of this loss is the result of the translation of future income taxes payable relating to the Mutanga project. In 2007, other income (expense) included a gain on the sale of portfolio investments of $38,643,000 for the three months and six month periods. Other income (expense) also included interest paid on company indebtedness of $516,000 for the three months and $519,000 for the six months ended June 30, 2008.
Outlook for 2008
Mining and Production
Canada
Mining of the Sue B deposit, which contains approximately 1.4 million pounds U3O8, is underway, Milling of the stockpiled Sue E ore is ongoing and U3O8 production at McClean Lake in 2008, which will be primarily ore from Sue E, is expected to be 3.2 million pounds of which Denison’s share is 720,000 pounds.
United States
Five mines are operating on the Colorado Plateau with production from the Sunday, Pandora, Topaz, West Sunday and Rim mines running at about 400 tons per day. Head grades to the end of July have been slightly lower than planned averaging 0.18% U3O8 and 1.05% V2O5 compared to plan of 0.2% U3O8 and

1.2% V2O5. At the Tony M mine within the Henry Mountains Complex, located in Utah, production is currently approximately 300 tons per day and will ramp up to 450 tons per day by year end. Production from these mines is being hauled to Denison’s White Mesa mill. At June 30, 2008, a total of 191,000 tons had been shipped to the mill of which 49,000 tons have been fed to the mill. Mine development work had begun at the Company’s Arizona 1 mine on the Arizona Strip located in northeastern Arizona. Shaft rehabilitation and ventilation raises are complete. Air quality permitting process is underway but the Company is unable to determine the length of time required to receive the permit. Ore production from this mine is now not anticipated until 2009.
Processing of conventional ore at the mill began on April 28, 2008. The mill processed uranium-only ore from the Tony M mine to June 30, 2008. On July 1, 2008, processing of the uranium/vanadium ores from the Company’s Colorado Plateau mines commenced. The relining of tailings cell 4A is essentially complete. Approval of the operating permit for cell 4A is expected by mid- August, 2008. The start-up of the White Mesa mill has gone very well with throughput currently averaging 1,500 tons per day.
The Company expects to produce 1.0 to 1.2 million pounds U3O8 and 2.9 to 3.2 million pounds V2O5 during 2008 at the White Mesa mill.
Sales
The Company expects to sell 1.6 to 1.8 million pounds of U3O8 in 2008 including 0.9 to 1.0 million pounds from U.S. production. It also anticipates selling 2.9 to 3.0 million pounds of vanadium. Vanadium prices are quite volatile but have recently risen to a level of $14 to $15 per pound V2O5 from an average of $7.00 to $8.00 per pound in 2007. Most of Denison’s sales of uranium and vanadium from U.S. production will occur in the third and fourth quarters of the year.
Exploration1
Athabasca Basin
In the Athabasca Basin, Denison is participating in 36 exploration projects, primarily located in the eastern part of the Basin and within trucking distance of all the three operating mills in the area. Denison and its joint venture partners carried out an extensive exploration program during this quarter.
On the 60% owned Wheeler River property, the first hole of the summer program, WR-249, discovered a new zone of unconformity mineralization in an area not previously tested, and returned very intense sandstone alteration surrounding an assay of 0.263% eU3O8 over 2.0 metres from the unconformity at a depth of approximately 400 metres. Subsequent to the quarter, a further hole, 600 metres along the geophysical strike, returned similar intensely altered unconformity related mineralization and with a probe grade of 0.248 % eU3O8 over 2.8 metres.
Denison’s exploration spending in 2008 in the Athabasca Basin is expected to total $15,300,000.
Southwest United States
Near the end of the quarter Denison received approvals to begin exploration drilling on some of the Company’s properties on the Colorado Plateau. Drilling began early in the third quarter on the Monogram Mesa project. Denison is planning on spending $2,000,000 on its U.S. exploration program this year, drilling an estimated 149,000 feet (45,000 metres). The program will be focused on exploring near its existing operations on the Colorado Plateau.

[1]	The grades reported herein are equivalent U3O8 grades based on down hole radiometric probing at a cut-off grade of 0.05% eU; geochemical corroborative assay results have not been completed at this time. All intersections and geological interpretations are based on diamond drill core only and mineralized intervals may not represent true thickness. For a description of the quality assurance program and quality control measures applied by both ARC and Denison during the above described work, please see Denison’s Annual Information Form filed under the Company’s profile on March 28, 2008 on the SEDAR website at www.sedar.com.
The technical information contained in this press release relating to the above described exploration activities is reported and verified by William C. Kerr, Denison’s Vice-President, Exploration, who is a “qualified person” as defined in National Instrument 43-101.

Mongolia
In Mongolia, fieldwork is well underway and on schedule on six projects. Fifteen large diameter core holes were drilled at the main part of the Haraat deposit to provide samples for metallurgical testwork, which is underway and has shown promising recoveries based on results to date. Exploration and development drilling commenced on the Hairhan, Gurvan Saihan, and Ulziit depressions and production was on target, with almost 34,000 metres of the scheduled 85,000 metres completed by the end of the quarter. Most of the work completed at Hairhan was in support of resource definition in advance of a NI 43-101 report, expected to be completed in early fall. Hydrological drilling for baseline monitoring and test wells at the Hairhan deposit, in support of the planned ISR pilot plant next year, was also initiated. The Company expects to spend $11.5 million in Mongolia in 2008.
Zambia
In Zambia, development drilling has been ongoing since the start of the year, where a total of 37,456 metres has been drilled in 2008, primarily on the Mutanga and Dibwe proposed pits and extensions. It is anticipated that a new NI 43-101 report on the Mutanga and Dibwe resources will be completed during the third quarter.
A large scale exploration program outside of the resource areas has commenced. A total of 66 line kilometres out of 267 have been cut and a 9,000 kilometre helicopter supported spectrometer survey has begun. In addition to the geophysical surveys, two drills have begun drilling exploration targets along the corridor between the Mutanga and Dibwe deposits. Subsequent to the quarter, a drill hole testing a new area near the Mutanga deposit returned an intersection of 69.1 metres of 436 ppm eU3O8. This drill hole represents one of the best intercepts from any hole on the Mutanga project. A third drill will also begin drilling exploration targets upon the completion of a hydrological drill program which is being done as part of the overall project work.
Metallurgical testwork on the large sample delivered to Perth in the previous quarter is underway. The Mutanga programs will cost about $23,100,000 in 2008.
Liquidity
The Company had cash and cash equivalents at June 30, 2008 of $7,388,000 and portfolio investments with a market value of $66,429,000. The company has put in place a $125,000,000 revolving credit facility with a term of three years. Bank indebtedness under a temporary facility at June 30, 2008 was $65,527,000.
Objectives for 2008
The Company had set the following objectives for 2008:
•	Increase U3O8 production by over 200% to 2.1 to 2.4 million pounds

•	Produce 3.0 to 4.0 million pounds of vanadium (V2O5)

•	Sell 1.7 million pounds U3O8 and 3.0 million pounds V2O5 at or near market prices

•	Develop three new near-term projects: Midwest, Mongolia and Mutanga

•	Pursue aggressive exploration program for long-term growth

•	Attract and retain great people
The Company believes it is on track to meet these objectives except for the production which is now estimated at 1.7 to 1.9 million pounds U3O8 and 2.9 to 3.2 million pounds V2O5.
Conference Call
Denison is hosting a conference call on August 13, 2008 starting at 1:00 P.M. (Eastern Daylight time) to discuss the second quarter 2008 results. The webcast will be available live through a link on Denison’s website www.denisonmines.com and by telephone at 416-641-6127. A recorded version of the conference call will be available by calling 416-695-5800 (password: 3267533) approximately two hours after the conclusion of the call. The presentation will also be available at www.denisonmines.com.

Additional Information
Additional information on Denison is available on SEDAR at www.sedar.com and on the Company’s website at www.denisonmines.com.
About Denison
Denison Mines Corp. is the premier intermediate uranium producer in North America, with mining assets in the Athabasca Basin Region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. Further, the Company has ownership interests in two of the four conventional uranium mills operating in North America today. The Company also has a strong exploration and development portfolio with large land positions in the United States, Canada, Zambia and Mongolia.

For further information contact:

E. Peter Farmer	(416) 979-1991 Extension 231
Chief Executive Officer

Ron Hochstein	(416) 979-1991 Extension 232
President and Chief Operating Officer

James R. Anderson	(416) 979-1991 Extension 372
Executive Vice President and Chief Financial Officer
Cautionary Statements
This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.
Forward looking statements include, but are not limited to, statements with respect to estimated production; the development potential of Denison’s properties, including those of its joint ventures; the future price of uranium; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.
Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; actual results of current exploration activities;; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of uranium and vanadium; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities, as well as those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 28, 2008 available at www.sedar.com and its Form 40-F available at www.sec.gov. Although management of Denison has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.
There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Denison does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Mineral resources, which are not mineral reserves, do not have demonstrated economic viability. Readers should refer to the Annual Information Form and the Form 40-F of the Company for the year ended December 31, 2007 and other continuous disclosure documents filed since December 31, 2007 available at www.sedar.com, for further information relating to their mineral resources and mineral reserves.

DENISON MINES CORP.
Management’s Discussion and Analysis
Six Months Ended June 30, 2008
(Expressed in U.S. Dollars, Unless Otherwise Noted)

INTRODUCTION
This Management’s Discussion and Analysis (“MD&A”) of Denison Mines Corp. and its subsidiary companies and joint ventures (collectively, “Denison” or the “Company”) provides a detailed analysis of the Company’s business and compares its financial results with those of the comparable period in the previous year. This MD&A is dated as of August 12, 2008 and should be read in conjunction with, and is qualified by, the Company’s unaudited consolidated financial statements and related notes for the six months ended June 30, 2008. The financial statements are prepared in accordance with generally accepted accounting principles in Canada. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.
Other continuous disclosure documents, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F are available through its filings with the securities regulatory authorities in Canada at www.sedar.com and the United States at sec.gov/edgar.shtml
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This MD&A contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation, concerning the business, operations and financial performance and condition of Denison.
Forward-looking statements include, but are not limited to, statements with respect to estimated production; the expected effects of possible corporate transactions and the development potential of Denison’s properties; the future price of uranium, vanadium, nickel and cobalt; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting timelines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans,” “expects” or “does not expect,” “is expected,” “budget,” “scheduled,” “estimates,” forecasts,” “intends,” “anticipates” or “does not anticipate,” or “believes,” or variations of such words and phrases or state that certain actions, events or results “may,” “could,” “would,” “might” or “will be taken,” “occur” or “be achieved.”
Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, amount of material mined or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; risks related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of uranium, vanadium, nickel and cobalt; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities and other factors listed under the heading “Risk Factors” in the MD&A for the year ended December 31, 2007. Although management of Denison has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, which only apply as of the date hereof, there may be other factors that cause results not to be as anticipated, estimated or intended.
There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Denison does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.
OVERVIEW
Denison is a diversified, growth-oriented, intermediate uranium producer with active uranium mining operations in both the U.S. and Canada and development projects in Canada, Zambia and Mongolia. Denison expects annual production of 3.6 to 6.0 million pounds of uranium oxide in concentrates (“U3O8”) by 2011. Denison’s assets include an interest in 2 of the 4 licensed and operating conventional uranium mills in North America, with its 100% ownership of the White Mesa mill in Utah and its 22.5% ownership of the McClean Lake mill in Saskatchewan. Both mills are fully permitted and operating.

DENISON MINES CORP.
Management’s Discussion and Analysis
Six Months Ended June 30, 2008
(Expressed in U.S. Dollars, Unless Otherwise Noted)

The Company also produces vanadium as a co-product from some of its mines in Colorado and Utah. The Company is also in the business of recycling uranium-bearing waste materials, referred to as “alternate feed materials”, for the recovery of uranium, alone or in combination with other metals, at the Company’s White Mesa mill.
Denison enjoys a global portfolio of world-class exploration projects, including properties in close proximity to the Company’s mills in the Athabasca Basin in Saskatchewan and in the Colorado Plateau, Henry Mountains and Arizona Strip regions of the southwestern United States. Denison also has exploration and development properties in Mongolia, Zambia and, indirectly through its investments in Australia.
Denison is the manager of Uranium Participation Corporation (“UPC”), a publicly traded company which invests in uranium oxide in concentrates and uranium hexafluoride. Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services (“DES”) division.
Denison is a reporting issuer in all of the Canadian provinces. Denison’s common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “DML” and on the American Stock Exchange (the “AMEX”) under the symbol “DNN”.
SELECTED FINANCIAL INFORMATION
The following selected financial information was obtained directly from or calculated using the Company’s consolidated financial statements for the three months and six months ended June 30, 2008, and 2007.

	Three Months	Three Months	Six Months	Six Months
	Ended June 30,	Ended June 30,	Ended June 30,	Ended June 30,
(in thousands)	2008	2007	2008	2007

Results of Operations:
Total revenues	$31,713	$18,809	$49,894	$30,528
Net income (loss)	(13,756)	40,489	(24,218)	35,423
Earnings (loss) per share — Basic	(0.07)	0.21	(0.13)	0.19
— Diluted	(0.07)	0.21	(0.13)	0.18

	As at June 30,	As at December 31,
	2008	2007

Financial Position:
Working capital	$54,910	$75,915
Long-term investments	58,944	$20,507
Property, plant and equipment	767,197	727,823
Total assets	1,054,249	1,001,581
Total long-term liabilities	$259,901	$175,081

RESULTS OF OPERATIONS
General
The Company recorded a net loss of $13,756,000 ($0.07 per share) for the three months ended June 30, 2008 compared with a net income of $40,489,000 ($0.21 per share) for the same period in 2007. For the six months ended June 30, 2008, the Company recorded a net loss of $24,218,000 ($0.13 per share) compared with net income of $35,423,000 ($0.19 per share) for the same period in 2007.
Revenues totaled $31,713,000 for the three months ended June 30, 2008 and $49,894,000 for the six months ended June 30, 2008 compared with $18,809,000 and $30,528,000 for the same periods in 2007. Expenses totaled $34,352,000 for the three months ended June 30, 2008 and $58,639,000 for the six months ended June 30, 2008 compared to $18,081,000 and $35,670,000 for the same periods in 2007. Net other income (expense) totaled ($10,742,000) for the three months ended June 30, 2008 and ($8,516,000) for the six months ended June 30, 2008 compared with $37,678,000 and $38,236,000 for the same periods in 2007.

DENISON MINES CORP.
Management’s Discussion and Analysis
Six Months Ended June 30, 2008
(Expressed in U.S. Dollars, Unless Otherwise Noted)

Revenues
Uranium sales revenue for the second quarter was $28,998,000. Sales from U.S. production were 100,000 pounds U3O8 at an average price of $83.13 per pound. Sales of Canadian production were 271,950 pounds U3O8 at an average price of $50.96 per pound. Amortization of the fair value increment related to long term contracts from the acquisition of Denison Mines Inc. (“DMI”) totaled $6,737,000 for the second quarter. Reported revenue is also impacted by the effect of foreign currency translations.
For the six months ended June 30, 2008, uranium sales revenue totaled $45,176,000 consisting of sales of 150,000 pounds U3O8 from U.S. production at an average price of $85.50 and sales of 418,950 pounds of production from the McClean Lake joint venture at an average price of $58.18 per pound. Amortization of the fair value increment related to long term sales contracts from the acquisition of DMI totaled $7,642,000.
Uranium sales revenue for the same periods in 2007 totaled $15,243,000 for the three months and $23,556,000 for the six months ended June 30, 2007 from the sale of 70,000 pounds U3O8 and 185,000 pounds U3O8 from Canadian production and sales of 75,000 pounds U3O8 from U.S. production all in the second quarter. Amortization of the fair value increment from DMI sales contracts was ($143,000) and $1,009,000 respectively.
Denison currently markets its uranium from the McClean Lake joint venture jointly with AREVA Resources Canada Inc. (“ARC”). Denison’ share of current contracts sales volumes jointly marketed with ARC is set out in the table below:

	Contracted Canadian Sales Volumes
	(pounds U3O8 x 1000)
(in thousands)	2008	2009	2010	Pricing

Market Related	588	392	49	80% to 85% of Spot
Legacy Base Escalated	95	0	0	$20.00 to $26.00
Legacy Market Related	60	0	0	96% of Spot
Agreements with AREVA call for production to be allocated first to the market related contracts with any surplus to be apportioned evenly over the legacy contracts. The legacy base-escalated contracts have pricing formulas that result in sales prices well below current market prices.
The joint marketing of Canadian uranium production will cease at the end of 2008 except for the market related category above. Future long-term sales agreements for the Company’s uranium inventory and production are expected to be primarily under market related contracts.
Revenue from the environmental services division was $1,354,000 for the three months ended June 30, 2008 compared to $1,174,000 in the comparable 2007 period and was $2,495,000 for the six months ended June 30, 2008 compared with $1,948,000 for the same period in 2007.
Revenue from the management contract with Uranium Participation Corporation was $1,347,000 for the three months ended June 30, 2008 and $2,186,000 for the six months ended June 30, 2008 compared to $2,129,000 and $2,613,000 in the same periods in 2007.
Operating Expenses
Milling and Mining Expenses
The McClean Lake joint venture produced 1,157,000 pounds U3O8 for the three months ended June 30, 2008 and 1,748,000 pounds U3O8 for the six months ended June 30, 2008 compared with 329,000 pounds U3O8 for the three months and 784,000 pounds U3O8 for the six months ended June 30, 2007. Denison’s 22.5% share of production totaled 260,000 pounds and 393,000 pounds respectively for the 2008 periods and 74,000 pounds and 176,000 pounds respectively for the 2007 periods.
Unit production cash costs in Canada are driven primarily by production volumes as the majority of costs do not vary with volume. These fixed costs for the McClean operations total approximately Cdn$46 million per year so as production volumes increase, the cost per pound decreases. Reagent costs are in addition to this cost as are amortization, depletion and depreciation costs. Production by the joint venture in 2008 is expected to be 3.2 million pounds U3O8.

DENISON MINES CORP.
Management’s Discussion and Analysis
Six Months Ended June 30, 2008
(Expressed in U.S. Dollars, Unless Otherwise Noted)

The Company began processing conventional ore at the White Mesa mill on April 28, 2008. Production from conventional ore to June 30, 2008 was 20,000 pounds U3O8. Production from alternate feed milling was 42,000 and 94,000 pounds U3O8 for the three months and six months ended June 30, 2008 compared to 56,000 and 137,000 pounds U3O8 for the same periods in 2007. Total production at the White Mesa mill was 62,000 pounds U3O8 and 114,000 pounds U3O8 for the three months and six months ended June 30, 2008.
Sales Royalties and Capital Taxes
Sales royalties and capital taxes totaled $999,000 and $1,808,000 for the three and six months ended June 30, 2008 compared with $436,000 and $981,000 for the same periods in 2007. Denison pays a Saskatchewan basic uranium royalty of 4% of gross uranium sales after receiving the benefit of a 1% Saskatchewan resource credit. Denison also pays Saskatchewan capital taxes based on the greater of 3.1% of gross uranium sales or capital tax otherwise computed under the Saskatchewan Corporation Capital Tax Act. The Saskatchewan government also imposes a tiered royalty which ranges from 6% to 15% of gross uranium sales after recovery of mill and mine capital allowances which approximate capital costs. Denison has sufficient mill and mine capital allowances available or anticipated to shelter it from the tiered royalty at current uranium prices for at least 2008.
MINERAL PROPERTY EXPLORATION
Denison is engaged in uranium exploration, as both operator and non-operator of joint ventures and as operator of its own properties in Canada, the U.S., Mongolia and Zambia. For the three months ended June 30, 2008 exploration expenditures totaled $3,787,000 compared to $3,480,000 for the three months ended June 30, 2007. For the six months ended June 30, 2008 exploration expenditures totaled $10,352,000 compared with $8,529,000 for the six months ended June 30, 2007.
A majority of the exploration expenditures during the period were spent in the Athabasca Basin region of northern Saskatchewan. Denison is engaged in uranium exploration on advanced projects in this region of Canada as part of the ARC operated McClean and Midwest joint ventures and is also participating in a total of 34 other exploration projects concentrated in the prospective eastern margin of the Athabasca Basin. Denison’s share of exploration spending on its Canadian properties totaled $2,758,000 of which $2,546,000 was expensed in the statement of operations for the three months ended June 30, 2008. For the three months ended June 30, 2007, exploration spending totaled $3,279,000 of which $3,059,000 was expensed. For the six months ended June 30, 2008, Denison’s share of exploration spending on its Canadian properties totaled $9,168,000 of which $8,474,000 was expensed compared with spending of $8,433,000 of which $7,894,000 was expensed in the six months ended June 30, 2007.
Exploration expenditures of $1,090,000 for the three months ended June 30, 2008 ($319,000 for the three months ended June 30, 2007) and of $1,421,000 for the six months ended June 30, 2008 ($461,000 for the six month period in 2007) were incurred in Mongolia on the Company’s joint venture and 100% owned properties. The Company has a 70% interest in the Gurvan Saihan Joint Venture (“GSJV”) in Mongolia. The other parties to the joint venture are the Mongolian government as to 15% and Geologorazvedka, a Russian government entity, as to 15%. Additional expenditures for development of the GSJV’s Hairhan uranium deposits have also been incurred. Development work includes extensive resource delineation drilling, hydrological drilling, plant design and environmental studies.
General and Administrative
General and administrative expenses totaled $4,674,000 for the three months ended June 30, 2008 compared with $3,558,000 for the three months ended June 30, 2007. For the six months ended June 30, 2008, general and administrative expenses totaled $8,794,000 compared to $6,460,000 for the same period in 2007. The increase was primarily the result of the acquisition and implementation of new information and financial systems, an increase in public company expenses due to additional compliance costs and an increase in stock based compensation costs resulting from stock options granted in 2008. General and administrative expenses consist primarily of payroll and related expenses for personnel, contract and professional services and other overhead expenditures.
Other Income and Expenses
Other income (expense) totaled ($10,742,000) for the three months ended June 30, 2008 compared with $37,678,000 for the three months ended June 30, 2007. For the six months ended June 30, 2008, other income (expense) totaled ($8,516,000) compared to $38,236,000 for the same period in 2007. During the current period, this consists primarily of interest income, interest expense, and foreign exchange losses. Foreign exchange translation losses totaled $11,237,000 for the three months

DENISON MINES CORP.
Management’s Discussion and Analysis
Six Months Ended June 30, 2008
(Expressed in U.S. Dollars, Unless Otherwise Noted)

and $12,766,000 for the six months ended June 30, 2008 arising from the translation of the Zambian kwacha to U.S. dollars. This is primarily the result from translating future income taxes payable relating to the Mutanga project. In 2007, other income (expense) was primarily due to a gain on the sale of portfolio investments which totaled $38,643,000 for the three months and six month periods in 2007.
Other income included interest paid on company indebtedness of $516,000 for the three months and $519,000 for the six months ended June 30, 2008.
Income Taxes
The Company has provided for a current tax recovery of $1,590,000 and for a future tax expense of $8,547,000. In March, 2008, the Zambian government enacted legislation which increased the income tax rate for mining companies from 25% to 30%. Accordingly, the Company recorded a future tax expense of $10,740,000 in the first quarter to adjust the future income tax liability. This amount has been partially offset by the recognition of previously unrecognized Canadian tax assets of $3,700,000.
Outlook for 2008
Mining and Production
Canada
Mining of the Sue B deposit, which contains approximately 1.4 million pounds U3O8, has commenced. Milling of the stockpiled Sue E ore is ongoing and U3O8 production at McClean Lake in 2008 is expected to be 3.2 million pounds of which Denison’s share is 720,000 pounds.
United States
Five mines are operating on the Colorado Plateau with production from the Sunday, Pandora, Topaz, West Sunday and Rim mines running at about 400 tons per day. Head grades to the end of July have been slightly lower than planned averaging 0.18% U3O8 and 1.05% V2O5 compared to plan of 0.2% U3O8 and 1.2% V2O5. At the Tony M mine within the Henry Mountains Complex, located in Utah, production is currently approximately 300 tons per day and will ramp up to 450 tons per day by year end. Production from these mines is being hauled to Denison’s White Mesa mill. At June 30, 2008, a total of 191,000 tons had been shipped to the mill of which 49,000 tons have been fed to the mill. Mine development work had begun at the Company’s Arizona 1 mine on the Arizona Strip located in northeastern Arizona. Shaft rehabilitation and ventilation raises are complete. Air quality permitting process is underway but the Company is unable to determine the length of time required to receive the permit. Ore production from this mine is now not anticipated until 2009.
Processing of conventional ore at the mill began on April 28, 2008. The mill processed uranium-only ore from the Tony M mine to June 30, 2008. On July 1, 2008, processing of the uranium/vanadium ores from the Company’s Colorado Plateau mines commenced. The relining of tailings cell 4A is essentially complete. Approval of the operating permit for cell 4A is expected by mid- August, 2008. The start-up of the White Mesa mill has gone very well with throughput currently averaging 1,500 tons per day.
The Company expects to produce 1.0 to 1.2 million pounds U3O8 and 2.9 to 3.2 million pounds V2O5 during 2008 at the White Mesa mill.
Sales
The Company expects to sell 1.6 to 1.8 million pounds of U3O8 in 2008 including 0.9 to 1.0 million pounds from U.S. production. It also anticipates selling 2.9 to 3 million pounds of vanadium. Vanadium prices are quite volatile but have risen to a level of $14 to $15 per pound V2O5 from an average of $7.00 to $8.00 per pound in 2007. Most of Denison’s sales of uranium and vanadium from U.S. production will occur in the third and fourth quarters of the year.

DENISON MINES CORP.
Management’s Discussion and Analysis
Six Months Ended June 30, 2008
(Expressed in U.S. Dollars, Unless Otherwise Noted)

Exploration1
Athabasca Basin
In the Athabasca Basin, Denison is participating in 36 exploration projects, primarily located in the eastern part of the Basin and within trucking distance of all the three operating mills in the area. Denison and its joint venture partners carried out an extensive exploration program during the quarter with drilling activity on 8 of Denison’s 36 projects.
On the 60% owned Wheeler River property, the first hole of the summer program, WR-249, discovered a new zone of unconformity mineralization in an area not previously tested, and returned very intense sandstone alteration surrounding an assay of 0.263% eU3O8 over 2.0 metres from the unconformity at a depth of approximately 400 metres. Subsequent to the quarter, a further hole, 600 metres along strike, returned similar intensely altered unconformity related mineralization with a grade of 0.248 % eU3O8 over 2.8 metres.
Denison’s exploration spending in 2008 in the Athabasca Basin is expected to total $15,300,000.
Southwest United States
Near the end of the quarter Denison received approvals to begin exploration drilling on some of the Company’s properties on the Colorado Plateau. Drilling began early in the third quarter on the Monogram Mesa project. Denison is planning on spending $2,000,000 on its U.S. exploration program this year, drilling an estimated 149,000 feet (45,000 metres). The program will be focused on exploring near its existing operations on the Colorado Plateau.
Mongolia
In Mongolia, fieldwork is well underway and on schedule on six projects. Fifteen large diameter core holes were drilled at the main part of the Haraat deposit to provide samples for metallurgical testwork which is underway and has shown promising recoveries based on results to date. Exploration and development drilling commenced on the Hairhan, Gurvan Saihan, and Ulziit depressions and production was on target, with almost 34,000 metres of the 85,000 metres completed by the end of the quarter. Most of the work completed at Hairhan was in support of resource definition in advance of a NI 43-101 report, expected to be completed in early fall. Hydrological drilling for baseline monitoring and test wells at the Hairhan deposit, in support of the planned ISR pilot plant next year, was also initiated. The Company expects to spend $11.5 million in Mongolia in 2008.
Zambia
In Zambia, development drilling has been ongoing since the start of the year, where a total of 37,456 metres has been drilled in 2008, primarily on the Mutanga and Dibwe proposed pits and extensions. It is anticipated that a new NI 43-101 report on the Mutanga and Dibwe resources will be completed during the third quarter.
A large scale exploration program outside of the resource areas has commenced. A total of 66 line kilometres out of 267 have been cut and a 9,000 kilometre helicopter supported spectrometer survey has begun. In addition to the geophysical surveys, two drills have begun drilling exploration targets along the corridor between the Mutanga and Dibwe deposits.
Subsequent to the quarter, a drill hole testing a new area near the Mutanga deposit returned an intersection of 69.1 metres of 436 ppm eU3O8. This drill hole represents one of the best intercepts from any hole on the Mutanga project. A third drill will also begin drilling exploration targets upon the completion of a hydrological drill program which is being done as part of the overall project work.

[1]	The grades reported herein are equivalent U3O8 grades based on down hole radiometric probing at a cut-off grade of 0.05% eU ; geochemical corroborative assay results have not been completed at this time. All intersections and geological interpretations are based on diamond drill core only and mineralized intervals may not represent true thickness. For a description of the quality assurance program and quality control measures applied by both ARC and Denison during the above described work, please see Denison’s Annual Information Form filed under the Company’s profile on March 28, 2008 on the SEDAR website at www.sedar.com.
The technical information contained in this MD&A relating to the described exploration activities is reported and verified by William C. Kerr, Denison’s Vice-President, Exploration, who is a “qualified person” as defined in National Instrument 43-101.

DENISON MINES CORP.
Management’s Discussion and Analysis
Six Months Ended June 30, 2008
(Expressed in U.S. Dollars, Unless Otherwise Noted)

Metallurgical testwork on the large sample delivered to Perth in the previous quarter is underway. The Mutanga programs will cost about $23,100,000 in 2008.
LIQUIDITY AND CAPITAL RESOURCES
Cash and cash equivalents were $7,388,000 at June 30, 2008 compared with $19,680,000 at December 31, 2007. The decrease of $12,292,000 was due primarily to expenditures of $64,964,000 for property, plant and equipment and the purchase of long term investments totaling $13,413,000 financed by cash from operations of $1,670,000 and an increase in bank debt of $66,064,000.
Net cash from operating activities was $1,670,000 during the six month period ended June 30, 2008. Net cash from operating activities is comprised of net loss for the period, adjusted for non-cash items and for changes in working capital items. Significant changes in working capital items during the period include a decrease of $12,494,000 in trade and other receivables and an increase of $15,260,000 in inventories. The decrease in trade and other receivables is primarily the result of the level of uranium sales in the period. The increase in inventories consists primarily of the increase in ore in stockpile.
Net cash used in investing activities was $77,322,000 consisting primarily of expenditures on property, plant and equipment of $64,964,000 and the purchase of long term investments of $13,413,000. The long term investment was primarily the purchase of shares and warrants in Uranerz Energy Corp.
Net cash from financing activities consisted of $66,064,000 from bank debt and $1,312,000 from the exercise of stock options and warrants.
In total, these sources and uses of cash resulted in a net cash outflow of $12,292,000 during the six month period. In July 2008, the Company put in place a $125,000,000 revolving term credit facility. The facility is repayable in full on June 30, 2011. The facility requires mandatory prepayment of outstanding credit in excess of $80,000,000 should the Company’s uranium production in 2008 fall below 1,700,000 pounds.
The borrower under the facility is Denison Mines Inc. (“DMI”) and Denison Mines Corp. (“DMC”) has provided an unlimited full recourse guarantee and a pledge of all of the shares of DMI. DMI has provided a first-priority security interest in all present and future personal property and an assignment of its rights and interests under all material agreements relative to the McClean Lake and Midwest projects.
The Company is required to maintain the following financial covenants on a consolidated basis:
•	Minimum tangible net worth of $450,000,000 plus 50% of positive quarterly net income and 50% of net proceeds of all equity issues after December 31, 2007;

•	Maximum ratio of total net debt to earnings before interest, taxes, depreciation and amortization (EBITDA) of 3.5 to 1.0 for each fiscal quarter starting with the fiscal quarter ending December 31, 2008 and including the fiscal quarter September 30, 2009 and 3.0 to 1.0 for each fiscal quarter thereafter;

•	Minimum interest coverage ratio of 3.0 to 1.0 for each fiscal quarter starting with the fiscal quarter ending December 31, 2008; and

•	Minimum current ratio of 1.1 to 1.0.
Interest payable under the facility is bankers acceptance rate or London Interbank Offered Rate (“Libor”) plus a margin or prime rate plus a margin. The margin used is between 0 and 200 basis points depending on the credit instrument used and the magnitude of the net total debt to EBITDA ratio (the “ratio”). The facility is subject to a standby fee of 40 to 55 basis points depending upon the ratio. A standby fee of 55 basis points applies in all circumstances where the amounts drawn under the facility are less than $62,500,000.
OFF-BALANCE SHEET ARRANGEMENTS
The Company does not have any off-balance sheet arrangements.

DENISON MINES CORP.
Management’s Discussion and Analysis
Six Months Ended June 30, 2008
(Expressed in U.S. Dollars, Unless Otherwise Noted)

TRANSACTIONS WITH RELATED PARTIES
The Company is a party to a management services agreement with UPC. Under the terms of the agreement, the Company will receive the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of U3O8 and UF6 completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of Cdn$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value between Cdn$100,000,000 and Cdn$200,000,000 and 0.2% per annum based upon UPC’s net asset value in excess of Cdn$200,000,000; c) a fee of Cdn$200,000 upon the completion of each equity financing where proceeds to UPC exceed Cdn$20,000,000; d) a fee of Cdn$200,000 for each transaction or arrangement (other than the purchase or sale of U3O8 and UF6 ) of business where the gross value of such transaction exceeds Cdn$20,000,000 (“an initiative”); and e) an annual fee up to a maximum of Cdn$200,000, at the discretion of the Board of Directors of UPC, for on-going maintenance or work associated with an initiative.
In accordance with the management services agreement, all uranium investments owned by UPC are held in accounts with conversion facilities in the name of Denison Mines Inc. as manager for and on behalf of UPC.
The Company has also provided temporary revolving credit facilities to UPC which generate interest and stand-by fee income. No such facilities were in place during the six month period ended June 30, 2008.
The following transactions were incurred with UPC for the three months and six months ended June 30:

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
(in thousands)	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007

Revenue
Uranium sales	$—	$9,750	$—	$9,750
Management fees (including expenses)	385	706	1,001	1,190
Commission fees on purchase and sale of uranium	962	1,423	1,185	1,423
Other income (expense)
Loan interest under credit facility	—	25	—	191
Standby fee under credit facility	—	1	—	9

Total fees earned from UPC	$1,347	$11,905	$2,186	$12,563

At June 30, 2008, accounts receivable includes $345,000 due from UPC with respect to the fees indicated above.
During the six months ended June 30, 2008, the Company incurred management and administrative service fees of $99,000 (six months ended June 30, 2007: $95,000) with a company owned by the Chairman of the Company which provides corporate development, office premises, secretarial and other services in Vancouver at a rate of Cdn$15,000 per month plus expenses. At June 30, 2008, $44,000 was due to this company.
OUTSTANDING SHARE DATA
At August 12, 2008, there were 190,017,535 common shares issued and outstanding, 8,207,955 stock options outstanding to purchase a total of 8,207,955 common shares and 3,321,151 warrants outstanding to purchase a total of 9,564,915 common shares, for a total of 207,790,405 common shares on a fully-diluted basis.
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
During the second quarter of 2008, the Company substantially completed the implementation of the Great Plains financial system to support reporting of financial results. This system includes integrated financial modules for accounts payable, accounts receivable, fixed assets and inventory functions. Some work to complete the implementation will continue into Q3 2008. Management believes that the implementation of the Great Plains financial modules will improve the Company’s internal control over financial reporting.

DENISON MINES CORP.
Management’s Discussion and Analysis
Six Months Ended June 30, 2008
(Expressed in U.S. Dollars, Unless Otherwise Noted)

Other than the changes mentioned above, no other changes in the Company’s internal control over financial reporting occurred during the second quarter of 2008 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
CHANGES IN ACCOUNTING POLICIES
The Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) Handbook effective January 1, 2008:
a)	CICA Handbook Section 3031 “Inventories” which provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. There was no impact to the Company’s financial results from adopting this standard.

b)	CICA Handbook Section 3862 “Financial Instruments — Disclosures” and Section 3863 “Financial Instruments — Presentation” which requires disclosures in the financial statements that will enable users to evaluate: the significance of financial instruments for the company’s financial positions and performance; the nature and extent of risks arising from financial instruments to which the company is exposed during the period and at the balance sheet date; and how the company manages those risks.

c)	CICA Handbook Section 1535 “Capital Disclosures” which requires the disclosure of both qualitative and quantitative information that enable users to evaluate the company’s objectives, policies and processes for managing capital.
ACCOUNTING STANDARD ISSUED BUT NOT YET ADOPTED
The CICA has issued the following accounting standards which are effective for the Company’s fiscal years beginning on or after January 1, 2009.
a)	CICA Handbook Section 3064 “Goodwill and intangible assets” which establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27 “Revenues and expenses during the pre-operating period”. As a result of the withdrawal of EIC 27, the Company will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations.
The Company has not yet determined the impact of adopting the above accounting standards.
RISK FACTORS
There are a number of factors that could negatively affect Denison’s business and the value of Denison’s securities, including the factors listed in the Company’s Annual Information Form and in the Company’s annual MD&A dated March 18, 2008 available at www.sedar.com and Form 40-F available at www.sec.gov. The information pertains to the outlook and conditions currently known to Denison that could have a material impact on the financial condition of Denison. This information, by its nature, is not all-inclusive. It is not a guarantee that other factors will not affect Denison in the future.

DENISON MINES CORP.
Consolidated Balance Sheets
(Unaudited — Expressed in thousands of U.S. dollars)

	At June 30	At December 31
	2008	2007

ASSETS
Current
Cash and equivalents	$7,388	$19,680
Trade and other receivables	26,881	39,667
Note receivable	342	455
Inventories (Note 3)	36,086	30,921
Investments (Note 4)	5,536	13,930
Prepaid expenses and other	2,797	1,492

	79,030	106,145

Inventories — ore in stockpiles (Note 3)	5,663	—
Investments (Note 4)	60,893	20,507
Property, plant and equipment, net (Note 5)	767,197	727,823
Restricted investments (Note 6)	18,161	17,797
Intangibles (Note 7)	6,331	6,979
Goodwill (Note 8)	118,923	122,330

	$1,056,198	$1,001,581

LIABILITIES
Current
Accounts payable and accrued liabilities	$19,719	$22,642
Current portion of long-term liabilities:
Post-employment benefits (Note 9)	392	404
Reclamation and remediation obligations (Note 10)	549	565
Debt obligations (Note 11)	16	42
Other long-term liabilities (Note 12)	3,444	6,577

	24,120	30,230

Deferred revenue	2,733	2,359
Provision for post-employment benefits (Note 9)	3,828	4,030
Reclamation and remediation obligations (Note 10)	19,849	19,824
Debt obligations (Note 11)	65,291	—
Other long-term liabilities (Note 12)	2,531	7,343
Future income tax liability (Note 22)	165,669	141,525

	284,021	205,311

SHAREHOLDERS’ EQUITY
Share capital (Note 13)	659,811	662,949
Share purchase warrants (Note 14)	11,728	11,728
Contributed surplus (Notes 15 & 16)	25,886	25,471
Deficit	(39,052)	(14,834)
Accumulated other comprehensive income (Note 17)
Unrealized gains on investments	37,500	18,100
Cumulative foreign currency translation gain	76,304	92,856

	772,177	796,270

	$1,056,198	$1,001,581

Issued and outstanding common shares (Note 13)	189,979,035	189,731,635

Contingent liabilities and commitments (Note 23)
See accompanying notes to the consolidated financial statements

DENISON MINES CORP.
Consolidated Statements of Operations and Deficit and Comprehensive Income (Loss)
(Unaudited — Expressed in thousands of U.S. dollars except for per share amounts)

	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
	2008	2007	2008	2007

REVENUES	$31,713	$18,809	$49,894	$30,528

EXPENSES

Operating expenses	24,892	10,607	37,685	19,700
Sales royalties and capital taxes	999	436	1,808	981
Mineral property exploration	3,787	3,480	10,352	8,529
General and administrative	4,674	3,558	8,794	6,460

	34,352	18,081	58,639	35,670

Income (loss) from operations	(2,639)	728	(8,745)	(5,142)
Other income (expense), net (Note 18)	(10,742)	37,678	(8,516)	38,236

Income (loss) for the period before taxes	(13,381)	38,406	(17,261)	33,094

Income tax recovery (expense) (Note 22):
Current	2,759	(1,735)	1,590	(1,735)
Future	(3,134)	3,818	(8,547)	4,064

Income (loss) for the period	$(13,756)	$40,489	$(24,218)	$35,423

Deficit, beginning of period	(25,296)	(67,144)	(14,834)	(62,078)

Deficit, end of period	$(39,052)	$(26,655)	$(39,052)	$(26,655)

Income (loss) for the period	$(13,756)	$40,489	$(24,218)	$35,423
Other comprehensive income (loss) (Note 17)
Change in foreign currency translation	3,813	55,084	(16,552)	61,854
Change in unrealized gain on investments — net	27,735	(14,125)	19,400	3,465

Comprehensive income (loss)	$17,792	$81,448	$(21,370)	$100,742

Net income (loss) per share:
Basic	$(0.07)	$0.21	$(0.13)	$0.19
Diluted	$(0.07)	$0.21	$(0.13)	$0.18

Weighted-average number of shares outstanding (in thousands):
Basic	189,856	189,459	189,814	187,740
Diluted	191,244	196,019	192,236	194,049

See accompanying notes to the consolidated financial statements

DENISON MINES CORP.
Consolidated Statements of Cash Flows
(Unaudited — Expressed in thousands of U.S. dollars)

	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
	2008	2007	2008	2007

CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Net income (loss) for the period	$(13,756)	$40,489	$(24,218)	$35,423
Items not affecting cash:
Depletion, depreciation, amortization and accretion	4,385	3,123	10,484	5,384
Stock-based compensation	619	342	1,232	688
Losses (gains) on asset disposals	(181)	—	(181)	—
Losses (gains) on restricted investments	463	(38,633)	(37)	(38,663)
Equity in loss of Fortress Minerals Corp.	—	(884)	—	—
Future income taxes	3,134	(3,818)	8,547	(4,064)
Foreign exchange translation	12,766	—	12,766	—
Net change in non-cash working capital items
Trade and other receivables	(5,168)	1,854	12,494	(423)
Inventories	(4,632)	(1,080)	(15,260)	(3,466)
Prepaid expenses and other assets	(1,480)	(719)	(1,317)	(599)
Accounts payable and accrued liabilities	(1,943)	198	(2,642)	3,256
Post-employment benefits	(85)	(112)	(206)	(209)
Reclamation and remediation obligations	(174)	(97)	(366)	(181)
Deferred revenue	100	(126)	374	(2,051)

Net cash from (used in) operating activities	(5,952)	537	1,670	(4,905)

INVESTING ACTIVITIES
Decrease in notes receivable	80	10,203	113	9,691
Purchase of long-term investments	(13,365)	(5,262)	(13,413)	(49,766)
Proceeds from sale of long-term investments	1,320	45,446	1,320	45,446
Expenditures on property, plant and equipment	(37,755)	(7,649)	(64,964)	(16,976)
Proceeds from sale of property, plant and equipment	4	88	4	88
Decrease (increase) in restricted investments	92	(457)	(382)	(759)

Net cash from (used in) investing activities	(49,624)	42,369	(77,322)	(12,276)

FINANCING ACTIVITIES
Increase (decrease) in debt obligations	57,110	(13)	66,064	(21)
Deposits in advance of shares issued	—	(5,856)	—	—
Issuance of common shares for:
Private placements	—	15,540	—	102,166
Exercise of stock options and warrants	1,070	2,600	1,312	4,949

Net cash from (used in) financing activities	58,180	12,271	67,376	107,094

Foreign exchange effect on cash and equivalents	(2,340)	17,554	(4,016)	18,718

Increase (decrease) in cash and equivalents	264	72,731	(12,292)	108,631
Cash and equivalents, beginning of period	7,124	105,027	19,680	69,127

Cash and equivalents, end of period	$7,388	$177,758	$7,388	$177,758

See accompanying notes to the consolidated financial statements

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)

1.	NATURE OF OPERATIONS

Denison Mines Corp. (“DMC”) is incorporated under the Business Corporations Act (Ontario) (“OBCA”). Denison Mines Corp. and its subsidiary companies and joint ventures (collectively, the “Company”) are engaged in uranium mining and related activities, including acquisition, exploration and development of uranium bearing properties, extraction, processing, selling and reclamation. The environmental services division of the Company provides mine decommissioning and decommissioned site monitoring services for third parties.

The Company has a 100% interest in the White Mesa mill located in Utah, United States and a 22.5% interest in the McClean Lake mill located in the Athabasca Basin of Saskatchewan, Canada. The Company has interests in a number of nearby mines at both locations, as well as interests in development and exploration projects located in Canada, the United States, Mongolia and Zambia, some of which are operated through joint ventures. Uranium, the Company’s primary product, is produced in the form of uranium oxide concentrates (“U3O8”) and sold to various customers around the world for further processing. Vanadium, a co-product of some of the Company’s mines is also produced. The Company is also in the business of recycling uranium bearing waste materials, referred to as “alternate feed materials”.

Denison Mines Inc. (“DMI”), a subsidiary of the Company is the manager of Uranium Participation Corporation (“UPC”), a publicly-listed investment holding company formed to invest substantially all of its assets in U3O8 and uranium hexafluoride (“UF6”). The Company has no ownership interest in UPC but receives various fees for management services and commissions from the purchase and sale of U3O8 and UF6 by UPC.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These unaudited consolidated financial statements have been prepared by management in U.S. dollars, unless otherwise stated, in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) for interim financial statements.

Certain information and note disclosures normally included in the annual consolidated financial statements prepared in accordance with Canadian GAAP have been condensed or excluded. As a result, these unaudited interim consolidated financial statements do not contain all disclosures required for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2007.

All material adjustments which, in the opinion of management, are necessary for fair presentation of the results of the interim periods have been reflected in these financial statements. The results of operations for the six months ended June 30, 2008 are not necessarily indicative of the results to be expected for the full year.

These unaudited interim consolidated financial statements are prepared following accounting policies consistent with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2007, except for the changes noted under the “New Accounting Standards Adopted” section below.

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)

Significant Mining Interests

The following table sets forth the Company’s ownership of its significant mining interests that have projects at the development stage within them as at June 30, 2008:

		Ownership
	Location	Interest

Through majority owned subsidiaries
Arizona Strip	USA	100.00%
Henry Mountains	USA	100.00%
Colorado Plateau	USA	100.00%
Sunday Mine	USA	100.00%
Gurvan Saihan Joint Venture	Mongolia	70.00%
Mutanga	Zambia	100.00%

As interests in unincorporated joint ventures, or jointly controlled assets
McClean Lake	Canada	22.50%
Midwest	Canada	25.17%

New Accounting Standards Adopted

The Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) Handbook effective January 1, 2008:
a)	CICA Handbook Section 3031 “Inventories” which provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. There was no impact to the Company’s financial results from adopting this standard.

b)	CICA Handbook Section 3862 “Financial Instruments — Disclosures” and Section 3863 “Financial Instruments — Presentation” which requires disclosures in the financial statements that will enable users to evaluate: the significance of financial instruments for the company’s financial positions and performance; the nature and extent of risks arising from financial instruments to which the company is exposed during the period and at the balance sheet date; and how the company manages those risks (see note 21).

c)	CICA Handbook Section 1535 “Capital Disclosures” which requires the disclosure of both qualitative and quantitative information that enable users to evaluate the company’s objectives, policies and processes for managing capital (see note 21).
Accounting Standards Issued but not yet Adopted

The CICA has issued the following accounting standards which are effective for the Company’s fiscal years beginning on or after January 1, 2009:
a)	CICA Handbook Section 3064 “Goodwill and intangible assets” which establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27 “Revenues and expenses during the pre-operating period”. As a result of the withdrawal of EIC 27, the Company will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations.
The Company has not yet determined the impact of adopting the above accounting standards.

Comparative Numbers

Certain classifications of the comparative figures have been changed to conform to those used in the current period.

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)

3.	INVENTORIES

The inventories balance consists of:

	At June 30	At December 31
(in thousands)	2008	2007

Uranium and vanadium concentrates	$9,415	$8,344
Inventory of ore in stockpiles	26,999	19,289
Mine and mill supplies	5,335	3,288

	$41,749	$30,921

Inventories:
Current	$36,086	$30,921
Long-term — ore in stockpiles	5,663	—

	$41,749	$30,921

Long-term ore in stockpile inventory represents an estimate of the amount of pounds on the stockpile in excess of the next twelve months of planned mill production.

4.	LONG-TERM INVESTMENTS

The long-term investments balance consists of:

	At June 30	At December 31
(in thousands)	2008	2007

Portfolio investments
Available for sale securities at fair value	$66,429	$34,437

	$66,429	$34,437

Investments:
Current	$5,536	$13,930
Long-term	60,893	20,507

	$66,429	$34,437

Purchases

During the six months ended June 30, 2008, the Company acquired additional equity interests at a cost of $13,413,000.

In April 2008, the Company purchased 5,465,000 units of Uranerz Energy Corporation (“Uranerz”), a public company listed on the Toronto, American and Frankfurt Stock Exchanges, for an aggregate purchase price of approximately $13,365,000. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each whole warrant will entitle the holder to purchase one additional share of Uranerz common stock for a period of 24 months after closing (subject to acceleration under certain conditions) at an exercise price of US$3.50 per share. Immediately after the purchase, Denison owned approximately 9.9% of the issued and outstanding common share of Uranerz.

Sales

During the six months ended June 30, 2008, the Company sold equity interests in four public companies for cash consideration of $1,320,000. The resulting gain has been included in net other income (expense) in the statement of operations (see Note 18).

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)

5.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of:

	At June 30	At December 31
(in thousands)	2008	2007

Cost
Plant and equipment
Mill and mining related	$177,327	$135,375
Environmental services and other	2,700	2,742
Mineral properties	619,419	609,569

	799,446	747,686

Accumulated depreciation and amortization
Plant and equipment
Mill and mining related	12,524	9,182
Environmental services and other	1,059	843
Mineral properties	18,666	9,838

	32,249	19,863

Property, plant and equipment, net	$767,197	$727,823

Net book value
Plant and equipment
Mill and mining related	$164,803	$126,193
Environmental services and other	1,641	1,899
Mineral properties	600,753	599,731

	$767,197	$727,823

Mineral Properties

The company has various interests in development and exploration projects located in Canada, the U.S., Mongolia and Zambia which are held directly or through option or joint venture agreements. Amounts spent on development projects are capitalized as mineral property assets. Exploration projects are expensed.

Canada

In October 2004, the Company entered into an option agreement to earn up to a 22.5% ownership interest in the Wolly project by funding CDN$5,000,000 in exploration expenditures over the next six years. As at June 30, 2008, the Company has incurred a total of CDN$3,272,000 towards this option and has earned a 13.0% ownership interest in the project under the phase-in ownership provisions of the agreement.

In the first quarter of 2006, the Company entered into an option agreement to earn up to a 75% interest in the Park Creek project. The Company is required to incur exploration expenditures of CDN$2,800,000 over three years to earn an initial 49% interest and a further CDN$3,000,000 over two years to earn an additional 26% interest. As at June 30, 2008, the Company has incurred a total of CDN$3,295,000 towards the option and has earned a 49% ownership interest in the project under the phase-in-ownership provisions of the agreement.

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)

6.	RESTRICTED INVESTMENTS

The Company has certain restricted investments deposited to collateralize its reclamation and certain other obligations. The restricted investments balance consists of:

	At June 30	At December 31
(in thousands)	2008	2007

U.S. mill and mine reclamation	$16,179	$15,849
Elliot Lake reclamation trust fund	1,982	1,948

	$18,161	$17,797

U.S. Mill and Mine Reclamation

The Company has cash and cash equivalents and fixed income securities as collateral for various bonds posted in favour of the State of Utah and the applicable state regulatory agencies in Colorado and Arizona for estimated reclamation costs associated with the White Mesa mill and U.S. mining properties. During the six months ended June 30, 2008, the Company has not deposited any additional monies into its collateral account.

Elliot Lake Reclamation Trust Fund

Pursuant to its Reclamation Funding Agreement with the Governments of Canada and Ontario, the Company deposited an additional CDN$350,000 into the Elliot Lake Reclamation Trust Fund during the six months ended June 30, 2008.

7.	INTANGIBLES

A continuity summary of intangibles is presented below:

Six Months
Ended
(in thousands)	June 30, 2008

Intangibles, beginning of period	$6,979
Amortization	(472)
Foreign exchange	(176)

Other intangibles, end of period	$6,331

Other intangibles, by item:
UPC management contract	5,878
Urizon technology licenses	453

$6,331

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)

8.	GOODWILL

A continuity summary of goodwill is presented below:

Six Months
Ended
(in thousands)	June 30, 2008

Goodwill, beginning of period	$122,330
Foreign exchange	(3,407)

Goodwill, end of period	$118,923

Goodwill, allocation by business unit:
Canada mining segment	$118,923

Goodwill is not amortized and is tested annually for impairment.

9.	POST-EMPLOYMENT BENEFITS

A continuity summary of post-employment benefits is presented below:

Six Months
Ended
(in thousands)	June 30, 2008

Post-employment liability, beginning of period	$4,434
Benefits paid	(206)
Interest cost	114
Foreign exchange	(122)

Post-employment liability, end of period	$4,220

Post-employment benefits liability by duration:
Current	$392
Non-current	3,828

$4,220

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)

10.	RECLAMATION AND REMEDIATION OBLIGATIONS

A continuity summary of reclamation and remediation obligations is presented below:

Six Months
Ended
(in thousands)	June 30, 2008

Reclamation obligations, beginning of period	$20,389
Accretion	759
Expenditures incurred	(366)
Liability adjustments	(107)
Foreign exchange	(277)

Reclamation obligations, end of period	$20,398

Site restoration liability by location:
U.S. Mill and Mines	$10,757
Elliot Lake	8,024
McLean Lake and Midwest Joint Ventures	1,617

$20,398

Site restoration liability :
Current	$549
Non-current	19,849

$20,398

11.	DEBT OBLIGATIONS

Debt obligations consist of:

	At June 30	At December 31
(in thousands)	2008	2007

Temporary line of credit	$65,527	$—
Revolving line of credit	(236)	—
Notes payable and other	16	42

	$65,307	$42

Other long-term liabilities:
Current	16	42
Non-current	65,291	—

	$65,307	$42

Temporary Line of Credit

In March 2008, the Company replaced all prior credit facility arrangements with a temporary CDN$40,000,000 uncommitted revolving credit facility with the Bank of Nova Scotia secured by the assets of DMI with interest payable at Canadian bank prime. In June 2008, this facility was increased to CDN$70,000,000. As at June 30, 2008, the Company had drawn CDN$66,816,000 under the facility and has incurred interest expense of CDN$524,000 for this facility.

In July 2008, the temporary line of credit facility has been replaced with the revolving line of credit facility.

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)

Revolving Line of Credit

In July 2008, the Company has put in place a $125,000,000 revolving term credit facility with the Bank of Nova Scotia. The facility is repayable in full on June 30, 2011. The facility requires mandatory prepayment of outstanding credit in excess of $80,000,000 should the Company’s uranium production in 2008 fall below 1,700,000 pounds.

The borrower under the facility is DMI and DMC has provided an unlimited full recourse guarantee and a pledge of all of the shares of DMI. DMI has provided a first-priority security interest in all present and future personal property and an assignment of its rights and interests under all material agreements relative to the McClean Lake and Midwest projects.

The Company is required to maintain certain financial covenants on a consolidated basis.

Interest payable under the facility is bankers acceptance or LIBOR rate plus a margin or prime rate plus a margin. The facility is also subject to standby fees.

As at June 30, 2008, the Company has not incurred any indebtedness under the facility and has deferred $236,000 of incremental costs associated with its set-up.

12.	OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of:

	At June 30	At December 31
(in thousands)	2008	2007

Unamortized fair value of sales contracts	$4,889	$12,812
Unamortized fair value of toll milling contracts	981	1,008
Other	105	100

	$5,975	$13,920

Other long-term liabilities:
Current	3,444	6,577
Non-current	2,531	7,343

	$5,975	$13,920

Unamortized fair values of sales contracts are amortized to revenue as deliveries under the applicable contracts are made.

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)

13.	SHARE CAPITAL

Denison is authorized to issue an unlimited number of common shares without par value. A continuity summary of the issued and outstanding common shares and the associated dollar amounts is presented below:

	Number of
	Common
(in thousands except share amounts)	Shares	Amount

Balance at December 31, 2007	189,731,635	$662,949

Issues for cash
Exercise of stock options	247,400	1,312
Flow-through share liability renunciation	—	(5,267)
Fair value of stock options exercised	—	817

	247,400	(3,138)

Balance at June 30, 2008	189,979,035	$659,811

Flow-Through Share Issues

The Company finances a portion of its exploration programs through the use of flow-through share issuances. Income tax deductions relating to these expenditures are claimable by the investors and not by the Company. As at June 30, 2008, the Company estimates that it has spent CDN$16,666,000 of the CDN$18,000,000 April 2007 flow-through share issue obligation. The Company renounced the tax benefit of this issue to subscribers in February 2008.

14.	SHARE PURCHASE WARRANTS

A continuity summary of the issued and outstanding share purchase warrants in terms of common shares of the company and the associated dollar amounts is presented below:

	Number of
	Common Shares	Fair Value
(in thousands except share amounts)	Issuable	Amount

Balance at December 31, 2007 and June 30, 2008	9,564,915	$11,728

Share purchase warrants by series:
November 2004 series (1)	3,156,915	$5,898
March 2006 series (2)	6,408,000	5,830

	9,564,915	$11,728

(1)	The November 2004 series has an effective exercise price of CDN$5.21 per issuable share (CDN$15.00 per warrant adjusted for the 2.88 exchange ratio associated with the Denison and IUC merger) and expires on November 24, 2009.

(2)	The March 2006 series has an effective exercise price of CDN$10.42 per issuable share (CDN$30.00 per warrant adjusted for the 2.88 exchange ratio associated with the Denison and IUC merger) and expires on March 1, 2011.

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)

15. CONTRIBUTED SURPLUS
A continuity summary of contributed surplus is presented below:

Six Months
Ended
(in thousands)	Six 30, 2008

Balance, beginning of period	$25,471
Stock-based compensation expense (note 16)	1,232
Fair value of stock options exercised	(817)

Balance, end of period	$25,886

16. STOCK OPTIONS
The Company’s stock-based compensation plan (the “Plan”) provides for the granting of stock options up to 10% of the issued and outstanding common shares at the time of grant, subject to a maximum of 20 million common shares. As at June 30, 2008, an aggregate of 12,501,500 options have been granted (less cancellations) since the Plan’s inception in 1997.
Under the Plan, all stock options are granted at the discretion of the Company’s board of directors, including any vesting provisions if applicable. The term of any stock option granted may not exceed ten years and the exercise price may not be lower than the closing price of the Company’s shares on the last trading day immediately preceding the date of grant. In general, the term of stock options granted under the Plan ranges from three to five years and vesting occurs over a three year period.
A continuity summary of the stock options of the Company granted under the Plan is presented below:

		Weighted-
		Average
		Exercise
	Number of	Price per
	Common	Share
	Shares	(CDN $)

Stock options outstanding, beginning of period	5,961,354	$7.27

Granted	2,660,000	8.12
Exercised	(247,400)	5.30
Expired	(97,500)	9.40

Stock options outstanding, end of period	8,276,454	$7.57

Stock options exercisable, end of period	5,491,964	$7.15

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)

A summary of the Company’s stock options outstanding at June 30, 2008 is presented below:

	Weighted		Weighted-
	Average		Average
	Remaining		Exercise
Range of Exercise	Contractual	Number of	Price per
Prices per Share	Life	Common	Share
(CDN$)	(Years)	Shares	(CDN $)

Stock options outstanding
$1.87 to $4.99	6.04	1,034,555	$2.12
$5.00 to $8.50	5.56	4,628,399	6.91
$10.08 to $15.30	1.59	2,613,500	10.91

Stock options outstanding, end of period	4.37	8,276,454	$7.57

Outstanding options expire between September 2008 and October 2016.
The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model. The following table outlines the range of assumptions used in the model for the period:

Six Months
Ended
June 30, 2008

Risk-free interest rate	2.86% - 3.29%
Expected stock price volatility	52.2% - 55.4%
Expected life	2.1 — 3.5 years
Expected dividend yield	—
Fair value per share under options granted	CDN$2.16 - CDN$4.49

Stock-based compensation has been recognized in the consolidated statement of operations as follows:

	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
(in thousands)	2008	2007	2008	2007

Mineral property exploration	$58	$61	$114	$113
General and administrative	561	281	1,118	575

	$619	$342	$1,232	$688

The fair values of stock options with vesting provisions are amortized on a straight-line basis as stock-based compensation expense over the applicable vesting periods. At June 30, 2008, the Company had an additional $6,329,000 in stock-based compensation expense to be recognized periodically to February 2011.

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)

17. ACCUMULATED OTHER COMPREHENSIVE INCOME
A continuity summary of accumulated other comprehensive income is as follows:

	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
(in thousands)	2008	2007	2008	2007

Accumulated other comprehensive income, beginning of period	$82,256	$40,704	$110,956	$(8,498)

Cumulative foreign currency translation gain (loss)
Balance, beginning of period	$72,491	$(1,728)	$92,856	$(8,498)
Change in foreign currency	3,813	55,084	(16,552)	61,854

Balance, end of period	76,304	53,356	76,304	53,356

Unrealized gains on investments
Balance, beginning of period	9,765	42,432	18,100	—
Unrealized gains as at January 1, 2007, net of tax (1)	—	—	—	24,842
Net unrealized gains (losses), net of tax (2)	27,735	(14,125)	19,400	3,465

Balance, end of period	37,500	28,307	37,500	28,307

Accumulated other comprehensive income, end of period	$113,804	$81,663	$113,804	$81,663

(1)	Reflects the adoption of CICA Section 3855 on January 1, 2007.

(2)	Unrealized gains (losses) on investments deemed available-for-sale are included in other comprehensive income (loss) until realized. When the investment is disposed of or incurs a decline in value that is other than temporary, the gain (loss) is realized and reclassified to the income statement. For the three months and six months ending June 30, 2008, approximately $195,000 of gains were realized and reclassified to the income statement within “Other income (expense) — net”. For the three months and six months ending June 30, 2007, approximately $15,944,000 of gains were realized and reclassified to the income statement within “Other income (expense) — net”.
18. OTHER INCOME AND EXPENSES
The elements of net other income in the statement of operations is as follows:

	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
(in thousands)	2008	2007	2008	2007

Interest income, net of fees	$236	$1,638	$609	$3,242
Interest expense	(516)	—	(520)	—
Gains (losses) on:
Foreign exchange	(10,197)	(3,399)	(8,965)	(3,645)
Land, plant and equipment	—	—	125	(17)
Portfolio investments	195	38,643	195	38,643
Restricted investments	(463)	(92)	37	(53)
Equity gain of affiliates	—	884	—	—
Other	3	4	3	66

Other income (expense), net	$(10,742)	$37,678	$(8,516)	$38,236

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)

19. SEGMENTED INFORMATION
Business Segments
The Company operates in two primary segments — the mining segment and the corporate and other segment. The mining segment, which has been further subdivided by major geographic regions, includes activities related to exploration, evaluation and development, mining, milling and the sale of mineral concentrates. The corporate and other segment includes the results of the Company’s environmental services business, management fees and commission income earned from UPC and general corporate expenses not allocated to the other segments.
For the six months ended June 30, 2008, business segment results were as follows:

	Canada	U.S.A	Africa	Asia	Corporate
(in thousands)	Mining	Mining	Mining	Mining	and Other	Total

Statement of Operations:
Revenues	32,351	12,862	—	—	4,681	49,894

Expenses
Operating expenses	24,237	10,487	—	—	2,961	37,685
Sales royalties and capital taxes	1,722	—	—	—	86	1,808
Mineral property exploration	8,474	56	—	1,708	114	10,352
General and administrative	—	—	—	—	8,794	8,794

	34,433	10,543	—	1,708	11,955	58,639

Income (loss) from operations	(2,082)	2,319	—	(1,708)	(7,274)	(8,745)

Revenues — supplemental:
Uranium concentrates	32,351	12,825	—	—	—	45,176
Environmental services	—	—	—	—	2,495	2,495
Management fees and commissions	—	—	—	—	2,186	2,186
Alternate feed processing and other	—	37	—	—	—	37

	32,351	12,862	—	—	4,681	49,894

Long-lived assets:
Property, plant and equipment Plant and equipment	89,017	74,894	550	342	1,641	166,444
Mineral properties	351,628	28,935	216,886	3,304	—	600,753
Intangibles	—	453	—	—	5,878	6,331
Goodwill	118,923	—	—	—	—	118,923

	559,568	104,282	217,436	3,646	7,519	892,451

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)

     For the three months ended June 30, 2008, business segment results were as follows:

	Canada	U.S.A	Africa	Asia	Corporate
(in thousands)	Mining	Mining	Mining	Mining	and Other	Total

Statement of Operations:
Revenues	20,686	8,326	—	—	2,701	31,713

Expenses
Operating expenses	13,987	9,172	—	—	1,733	24,892
Sales royalties and capital taxes	982	—	—	—	17	999
Mineral property exploration	2,546	56	—	1,127	58	3,787
General and administrative	—	—	—	—	4,674	4,674

	17,515	9,228	—	1,127	6,482	34,352

Income (loss) from operations	3,171	(902)	—	(1,127)	(3,781)	(2,639)

Revenues — supplemental:
Uranium concentrates	20,686	8,312	—	—	—	28,998
Environmental services	—	—	—	—	1,354	1,354
Management fees and commissions	—	—	—	—	1,347	1,347
Alternate feed processing and other	—	14	—	—	—	14

	20,686	8,326	—	—	2,701	31,713

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)

For the six months ended June 30, 2007, business segment results were as follows:

	Canada	U.S.A	Africa	Asia	Corporate
(in thousands)	Mining	Mining	Mining	Mining	and Other	Total

Statement of Operations:
Revenues	13,806	12,161	—	—	4,561	30,528

Expenses
Operating expenses	12,291	4,953	—	—	2,456	19,700
Sales royalties and capital taxes	937	—	—	—	44	981
Mineral property exploration	7,894	—	—	522	113	8,529
General and administrative	—	—	—	—	6,460	6,460

	21,122	4,953	—	522	9,073	35,670

Income (loss) from operations	(7,316)	7,208	—	(522)	(4,512)	(5,142)

Revenues — supplemental:
Uranium concentrates	13,806	9,750	—	—	—	23,556
Environmental services	—	—	—	—	1,948	1,948
Management fees and commissions	—	—	—	—	2,613	2,613
Alternate feed processing and other	—	2,411	—	—	—	2,411

	13,806	12,161	—	—	4,561	30,528

Long-lived assets:
Property, plant and equipment
Plant and equipment	76,980	11,481	—	66	1,694	90,221
Mineral properties	348,434	13,939	—	960	—	363,333
Intangibles	6,459	516	—	—	—	6,975
Goodwill	114,216	—	—	—	—	114,216

	546,089	25,936	—	1,026	1,694	574,745

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)

For the three months ended June 30, 2007, business segment results were as follows:

	Canada	U.S.A	Africa	Asia	Corporate
(in thousands)	Mining	Mining	Mining	Mining	and Other	Total

Statement of Operations:
Revenues	5,493	10,013	—	—	3,303	18,809

Expenses
Operating expenses	5,960	3,333	—	—	1,314	10,607
Sales royalties and capital taxes	410	—	—	—	26	436
Mineral property exploration	3,059	—	—	375	46	3,480
General and administrative	—	—	—	—	3,558	3,558

	9,429	3,333	—	375	4,944	18,081

Income (loss) from operations	(3,936)	6,680	—	(375)	(1,641)	728

Revenues — supplemental:
Uranium concentrates	5,493	9,750	—	—	—	15,243
Environmental services	—	—	—	—	1,174	1,174
Management fees and commissions	—	—	—	—	2,129	2,129
Alternate feed processing and other	—	263	—	—	—	263

	5,493	10,013	—	—	3,303	18,809

Major Customers

The Company’s business is such that, at any given time, it sells its uranium and vanadium concentrates to and enters into process milling arrangements and other services with a relatively small number of customers. In the six months ended June 30, 2008, two customers accounted for approximately 66% of total revenues.

20.	RELATED PARTY TRANSACTIONS

Uranium Participation Corporation

The Company is a party to a management services agreement with UPC. Under the terms of the agreement, the Company will receive the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of U3O8 and UF6 completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of CDN$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value between CDN$100,000,000 and CDN$200,000,000 and 0.2% per annum based upon UPC’s net asset value in excess of CDN$200,000,000; c) a fee of CDN$200,000 upon the completion of each equity financing where proceeds to UPC exceed CDN$20,000,000; d) a fee of CDN$200,000 for each transaction or arrangement (other than the purchase or sale of U3O8 and UF6) of business where the gross value of such transaction exceeds CDN$20,000,000 (“an initiative”); and e) an annual fee up to a maximum of CDN$200,000, at the discretion of the Board of Directors of UPC, for on-going maintenance or work associated with an initiative.

In accordance with the management services agreement, all uranium investments owned by UPC are held in accounts with conversion facilities in the name of Denison Mines Inc. as manager for and on behalf of UPC.

From time to time, the Company has also provided temporary revolving credit facilities to UPC which generate interest and standby fee income. No such facilities were in place for the six month period ending June 30, 2008.

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)

The following transactions were incurred with UPC for the periods noted:

	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
(in thousands)	2008	2007	2008	2007

Fees earned included in revenue:
Uranium Sales	$—	$9,750	$—	$9,750
Management fees, including out-of-pocket expenses	385	706	1,001	1,190
Commission fees on purchase and sale of uranium	962	1,423	1,185	1,423
Fees earned included in other income:
Loan interest under credit facility	—	25	—	191
Standby fee under credit facility	—	1	—	9

	$1,347	$11,905	$2,186	$12,563

At June 30, 2008, accounts receivable includes $345,000 due from UPC with respect to the fees indicated above.

Other

During the six months ended June 30, 2008, the Company incurred management and administrative service fees of $99,000 (June 2007: $95,000) with a company owned by the Chairman of the Company which provides corporate development, office premises, secretarial and other services in Vancouver at a rate of CDN$15,000 per month plus expenses. At June 30, 2008, $44,000 was due to this company.

21.	CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENTS

Capital Management

The Company’s capital includes debt and shareholder’s equity. The Company’s primary objective with respect to its capital management is to ensure that it has sufficient capital to maintain its ongoing operations, to provide returns for shareholders and benefits for other stakeholders and to pursue growth opportunities. As at June 30, 2008, the Company is subject to externally imposed capital requirements related to its revolving credit facility (see note 11).

Fair Values of Financial Instruments

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and price risk.
(a)	Credit Risk
The Company’s credit risk is related to trade receivables in the ordinary course of business. The Company sells uranium exclusively to large organizations with strong credit ratings and the balance of trade receivables owed to the Company in the ordinary course of business can be significant. In the event that these large organizations are unable to satisfy their financial obligations, the Company may incur additional expenses as a result of such credit exposure.
(b)	Liquidity Risk
The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its development plans. The Company believes that there is sufficient committed capital to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents. The Company has in place a three year term revolving credit facility in the amount of US$125,000,000 to meet its cash flow needs (see note 11).

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)

(c)	Currency Risk
Financial instruments that impact the Company’s operations or other comprehensive income due to currency fluctuations include: non United States dollar denominated cash and cash equivalents, accounts receivable, accounts payable, long-term investments and bank debt.
The sensitivity of the Company’s operations and other comprehensive income due to changes in the exchange rate between the Canadian dollar and its Zambian kwacha functional currencies and its United States dollar reporting currency as at June 30, 2008 is summarized below:

		Change in
	Change in	Comprehensive
(in thousands)	Net Income (1)	Net Income (1)

Canadian dollar
10% increase in value	$166	$59,965
10% decrease in value	$(166)	$(59,965)
Zambian kwacha
10% increase in value	$(8,124)	$(8,124)
10% decrease in value	$8,124	$8,124

(1)	In the above table, positive (negative) values represent increases (decreases) in net income and comprehensive net income respectively.
(d)	Interest Rate Risk
The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. Presently, all of the Company’s outstanding borrowings are at floating interest rates. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. The weighted average interest rate paid by the Company during the six months ending June 30, 2008 on its outstanding borrowings was 4.82%.
An increase in interest rates of 100 basis points (1 percent) would have increased the amount of interest expense recorded during the six months by approximately $105,000.
(e)	Price Risk
The Company is exposed to price risk on the commodities which it produces and sells. The Company is exposed to equity price risk as a result of holding long-term investments in other exploration and mining companies. The Company does not actively trade these investments.
The sensitivity analyses below have been determined based on the exposure to commodity price risk and equity price risk at June 30, 2008:

		Change in
	Change in	Comprehensive
(in thousands)	Net Income (1)	Net Income (1)

Commodity price risk
10% increase in uranium prices (2)	$1,992	$1,992
10% decrease in uranium prices (2)	$(2,072)	$(2,072)
Equity price risk
10% increase in equity prices	$—	$6,643
10% decrease in equity prices	$—	$(6,643)

(1)	In the above table, positive (negative) values represent increases (decreases) in net income and comprehensive net income respectively.

(2)	The Company is exposed to fluctuations in both the spot price and long-term price of uranium as a result of the various pricing formulas in the uranium contracts. The above sensitivity analysis includes 10% adjustments to both of these prices.

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)

(f)	Fair Value Estimation
The fair value of financial instruments which trade in active markets (such as available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted marked price used to fair value financial assets held by the Company is the current bid price.
22.	INCOME TAXES

For the six months ended June 30, 2008, the Company has provided for current tax recovery of $1,590,000 and for future tax expense of $8,547,000.

In March, 2008, the Zambian government enacted legislation which increased the income tax rate for mining companies from 25% to 30%. Accordingly, the Company recorded a future tax expense of $10,740,000 in the period to adjust the future income tax liability associated with its Zambian assets. This amount has been partially offset by the recognition of previously unrecognized Canadian tax assets of $3,700,000.

23.	COMMITMENTS AND CONTINGENCIES

General Legal Matters

The Company is involved, from time to time, in various other legal actions and claims in the ordinary course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on the Company’s financial position or results.

Third Party Indemnities

The Company has agreed to indemnify Calfrac Well Services against any future liabilities it may incur related to the assets or liabilities transferred to the Company on March 8, 2004.

EXHIBIT 2
DENISON MINES CORP.
Management’s Discussion and Analysis
Six Months Ended June 30, 2008
(Expressed in U.S. Dollars, Unless Otherwise Noted)

INTRODUCTION
This Management’s Discussion and Analysis (“MD&A”) of Denison Mines Corp. and its subsidiary companies and joint ventures (collectively, “Denison” or the “Company”) provides a detailed analysis of the Company’s business and compares its financial results with those of the comparable period in the previous year. This MD&A is dated as of August 12, 2008 and should be read in conjunction with, and is qualified by, the Company’s unaudited consolidated financial statements and related notes for the six months ended June 30, 2008. The financial statements are prepared in accordance with generally accepted accounting principles in Canada. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.
Other continuous disclosure documents, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F are available through its filings with the securities regulatory authorities in Canada at www.sedar.com and the United States at sec.gov/edgar.shtml
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This MD&A contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation, concerning the business, operations and financial performance and condition of Denison.
Forward-looking statements include, but are not limited to, statements with respect to estimated production; the expected effects of possible corporate transactions and the development potential of Denison’s properties; the future price of uranium, vanadium, nickel and cobalt; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting timelines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans,” “expects” or “does not expect,” “is expected,” “budget,” “scheduled,” “estimates,” forecasts,” “intends,” “anticipates” or “does not anticipate,” or “believes,” or variations of such words and phrases or state that certain actions, events or results “may,” “could,” “would,” “might” or “will be taken,” “occur” or “be achieved.”
Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, amount of material mined or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; risks related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of uranium, vanadium, nickel and cobalt; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities and other factors listed under the heading “Risk Factors” in the MD&A for the year ended December 31, 2007. Although management of Denison has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, which only apply as of the date hereof, there may be other factors that cause results not to be as anticipated, estimated or intended.
There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Denison does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.
OVERVIEW
Denison is a diversified, growth-oriented, intermediate uranium producer with active uranium mining operations in both the U.S. and Canada and development projects in Canada, Zambia and Mongolia. Denison expects annual production of 3.6 to 6.0 million pounds of uranium oxide in concentrates (“U3O8”) by 2011. Denison’s assets include an interest in 2 of the 4 licensed and operating conventional uranium mills in North America, with its 100% ownership of the White Mesa mill in Utah and its 22.5% ownership of the McClean Lake mill in Saskatchewan. Both mills are fully permitted and operating.

DENISON MINES CORP.
Management’s Discussion and Analysis
Six Months Ended June 30, 2008
(Expressed in U.S. Dollars, Unless Otherwise Noted)

The Company also produces vanadium as a co-product from some of its mines in Colorado and Utah. The Company is also in the business of recycling uranium-bearing waste materials, referred to as “alternate feed materials”, for the recovery of uranium, alone or in combination with other metals, at the Company’s White Mesa mill.
Denison enjoys a global portfolio of world-class exploration projects, including properties in close proximity to the Company’s mills in the Athabasca Basin in Saskatchewan and in the Colorado Plateau, Henry Mountains and Arizona Strip regions of the southwestern United States. Denison also has exploration and development properties in Mongolia, Zambia and, indirectly through its investments in Australia.
Denison is the manager of Uranium Participation Corporation (“UPC”), a publicly traded company which invests in uranium oxide in concentrates and uranium hexafluoride. Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services (“DES”) division.
Denison is a reporting issuer in all of the Canadian provinces. Denison’s common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “DML” and on the American Stock Exchange (the “AMEX”) under the symbol “DNN”.
SELECTED FINANCIAL INFORMATION
The following selected financial information was obtained directly from or calculated using the Company’s consolidated financial statements for the three months and six months ended June 30, 2008, and 2007.

	Three Months	Three Months	Six Months	Six Months
	Ended June 30,	Ended June 30,	Ended June 30,	Ended June 30,
(in thousands)	2008	2007	2008	2007

Results of Operations:
Total revenues	$31,713	$18,809	$49,894	$30,528
Net income (loss)	(13,756)	40,489	(24,218)	35,423
Earnings (loss) per share — Basic	(0.07)	0.21	(0.13)	0.19
— Diluted	(0.07)	0.21	(0.13)	0.18

	As at June 30,	As at December 31,
Financial Position:	2008	2007

Working capital	$54,910	$75,915
Long-term investments	58,944	$20,507
Property, plant and equipment	767,197	727,823
Total assets	1,054,249	1,001,581
Total long-term liabilities	$259,901	$175,081

RESULTS OF OPERATIONS
General
The Company recorded a net loss of $13,756,000 ($0.07 per share) for the three months ended June 30, 2008 compared with a net income of $40,489,000 ($0.21 per share) for the same period in 2007. For the six months ended June 30, 2008, the Company recorded a net loss of $24,218,000 ($0.13 per share) compared with net income of $35,423,000 ($0.19 per share) for the same period in 2007.
Revenues totaled $31,713,000 for the three months ended June 30, 2008 and $49,894,000 for the six months ended June 30, 2008 compared with $18,809,000 and $30,528,000 for the same periods in 2007. Expenses totaled $34,352,000 for the three months ended June 30, 2008 and $58,639,000 for the six months ended June 30, 2008 compared to $18,081,000 and $35,670,000 for the same periods in 2007. Net other income (expense) totaled ($10,742,000) for the three months ended June 30, 2008 and ($8,516,000) for the six months ended June 30, 2008 compared with $37,678,000 and $38,236,000 for the same periods in 2007.

DENISON MINES CORP.
Management’s Discussion and Analysis
Six Months Ended June 30, 2008
(Expressed in U.S. Dollars, Unless Otherwise Noted)

Revenues
Uranium sales revenue for the second quarter was $28,998,000. Sales from U.S. production were 100,000 pounds U3O8 at an average price of $83.13 per pound. Sales of Canadian production were 271,950 pounds U3O8 at an average price of $50.96 per pound. Amortization of the fair value increment related to long term contracts from the acquisition of Denison Mines Inc. (“DMI”) totaled $6,737,000 for the second quarter. Reported revenue is also impacted by the effect of foreign currency translations.
For the six months ended June 30, 2008, uranium sales revenue totaled $45,176,000 consisting of sales of 150,000 pounds U3O8 from U.S. production at an average price of $85.50 and sales of 418,950 pounds of production from the McClean Lake joint venture at an average price of $58.18 per pound. Amortization of the fair value increment related to long term sales contracts from the acquisition of DMI totaled $7,642,000.
Uranium sales revenue for the same periods in 2007 totaled $15,243,000 for the three months and $23,556,000 for the six months ended June 30, 2007 from the sale of 70,000 pounds U3O8 and 185,000 pounds U3O8 from Canadian production and sales of 75,000 pounds U3O8 from U.S. production all in the second quarter. Amortization of the fair value increment from DMI sales contracts was ($143,000) and $1,009,000 respectively.
Denison currently markets its uranium from the McClean Lake joint venture jointly with AREVA Resources Canada Inc. (“ARC”). Denison’ share of current contracts sales volumes jointly marketed with ARC is set out in the table below:

	Contracted Canadian Sales Volumes
	(pounds U3O8 x 1000)
(in thousands)	2008	2009	2010	Pricing

Market Related	588	392	49	80% to 85% of Spot
Legacy Base Escalated	95	0	0	$20.00 to $26.00
Legacy Market Related	60	0	0	96% of Spot
Agreements with AREVA call for production to be allocated first to the market related contracts with any surplus to be apportioned evenly over the legacy contracts. The legacy base-escalated contracts have pricing formulas that result in sales prices well below current market prices.
The joint marketing of Canadian uranium production will cease at the end of 2008 except for the market related category above. Future long-term sales agreements for the Company’s uranium inventory and production are expected to be primarily under market related contracts.
Revenue from the environmental services division was $1,354,000 for the three months ended June 30, 2008 compared to $1,174,000 in the comparable 2007 period and was $2,495,000 for the six months ended June 30, 2008 compared with $1,948,000 for the same period in 2007.
Revenue from the management contract with Uranium Participation Corporation was $1,347,000 for the three months ended June 30, 2008 and $2,186,000 for the six months ended June 30, 2008 compared to $2,129,000 and $2,613,000 in the same periods in 2007.
Operating Expenses
Milling and Mining Expenses
The McClean Lake joint venture produced 1,157,000 pounds U3O8 for the three months ended June 30, 2008 and 1,748,000 pounds U3O8 for the six months ended June 30, 2008 compared with 329,000 pounds U3O8 for the three months and 784,000 pounds U3O8 for the six months ended June 30, 2007. Denison’s 22.5% share of production totaled 260,000 pounds and 393,000 pounds respectively for the 2008 periods and 74,000 pounds and 176,000 pounds respectively for the 2007 periods.
Unit production cash costs in Canada are driven primarily by production volumes as the majority of costs do not vary with volume. These fixed costs for the McClean operations total approximately Cdn$46 million per year so as production volumes increase, the cost per pound decreases. Reagent costs are in addition to this cost as are amortization, depletion and depreciation costs. Production by the joint venture in 2008 is expected to be 3.2 million pounds U3O8.

DENISON MINES CORP.
Management’s Discussion and Analysis
Six Months Ended June 30, 2008
(Expressed in U.S. Dollars, Unless Otherwise Noted)

The Company began processing conventional ore at the White Mesa mill on April 28, 2008. Production from conventional ore to June 30, 2008 was 20,000 pounds U3O8. Production from alternate feed milling was 42,000 and 94,000 pounds U3O8 for the three months and six months ended June 30, 2008 compared to 56,000 and 137,000 pounds U3O8 for the same periods in 2007. Total production at the White Mesa mill was 62,000 pounds U3O8 and 114,000 pounds U3O8 for the three months and six months ended June 30, 2008.
Sales Royalties and Capital Taxes
Sales royalties and capital taxes totaled $999,000 and $1,808,000 for the three and six months ended June 30, 2008 compared with $436,000 and $981,000 for the same periods in 2007. Denison pays a Saskatchewan basic uranium royalty of 4% of gross uranium sales after receiving the benefit of a 1% Saskatchewan resource credit. Denison also pays Saskatchewan capital taxes based on the greater of 3.1% of gross uranium sales or capital tax otherwise computed under the Saskatchewan Corporation Capital Tax Act. The Saskatchewan government also imposes a tiered royalty which ranges from 6% to 15% of gross uranium sales after recovery of mill and mine capital allowances which approximate capital costs. Denison has sufficient mill and mine capital allowances available or anticipated to shelter it from the tiered royalty at current uranium prices for at least 2008.
MINERAL PROPERTY EXPLORATION
Denison is engaged in uranium exploration, as both operator and non-operator of joint ventures and as operator of its own properties in Canada, the U.S., Mongolia and Zambia. For the three months ended June 30, 2008 exploration expenditures totaled $3,787,000 compared to $3,480,000 for the three months ended June 30, 2007. For the six months ended June 30, 2008 exploration expenditures totaled $10,352,000 compared with $8,529,000 for the six months ended June 30, 2007.
A majority of the exploration expenditures during the period were spent in the Athabasca Basin region of northern Saskatchewan. Denison is engaged in uranium exploration on advanced projects in this region of Canada as part of the ARC operated McClean and Midwest joint ventures and is also participating in a total of 34 other exploration projects concentrated in the prospective eastern margin of the Athabasca Basin. Denison’s share of exploration spending on its Canadian properties totaled $2,758,000 of which $2,546,000 was expensed in the statement of operations for the three months ended June 30, 2008. For the three months ended June 30, 2007, exploration spending totaled $3,279,000 of which $3,059,000 was expensed. For the six months ended June 30, 2008, Denison’s share of exploration spending on its Canadian properties totaled $9,168,000 of which $8,474,000 was expensed compared with spending of $8,433,000 of which $7,894,000 was expensed in the six months ended June 30, 2007.
Exploration expenditures of $1,090,000 for the three months ended June 30, 2008 ($319,000 for the three months ended June 30, 2007) and of $1,421,000 for the six months ended June 30, 2008 ($461,000 for the six month period in 2007) were incurred in Mongolia on the Company’s joint venture and 100% owned properties. The Company has a 70% interest in the Gurvan Saihan Joint Venture (“GSJV”) in Mongolia. The other parties to the joint venture are the Mongolian government as to 15% and Geologorazvedka, a Russian government entity, as to 15%. Additional expenditures for development of the GSJV’s Hairhan uranium deposits have also been incurred. Development work includes extensive resource delineation drilling, hydrological drilling, plant design and environmental studies.
General and Administrative
General and administrative expenses totaled $4,674,000 for the three months ended June 30, 2008 compared with $3,558,000 for the three months ended June 30, 2007. For the six months ended June 30, 2008, general and administrative expenses totaled $8,794,000 compared to $6,460,000 for the same period in 2007. The increase was primarily the result of the acquisition and implementation of new information and financial systems, an increase in public company expenses due to additional compliance costs and an increase in stock based compensation costs resulting from stock options granted in 2008. General and administrative expenses consist primarily of payroll and related expenses for personnel, contract and professional services and other overhead expenditures.
Other Income and Expenses
Other income (expense) totaled ($10,742,000) for the three months ended June 30, 2008 compared with $37,678,000 for the three months ended June 30, 2007. For the six months ended June 30, 2008, other income (expense) totaled ($8,516,000) compared to $38,236,000 for the same period in 2007. During the current period, this consists primarily of interest income, interest expense, and foreign exchange losses. Foreign exchange translation losses totaled $11,237,000 for the three months

DENISON MINES CORP.
Management’s Discussion and Analysis
Six Months Ended June 30, 2008
(Expressed in U.S. Dollars, Unless Otherwise Noted)

and $12,766,000 for the six months ended June 30, 2008 arising from the translation of the Zambian kwacha to U.S. dollars. This is primarily the result from translating future income taxes payable relating to the Mutanga project. In 2007, other income (expense) was primarily due to a gain on the sale of portfolio investments which totaled $38,643,000 for the three months and six month periods in 2007.
Other income included interest paid on company indebtedness of $516,000 for the three months and $519,000 for the six months ended June 30, 2008.
Income Taxes
The Company has provided for a current tax recovery of $1,590,000 and for a future tax expense of $8,547,000. In March, 2008, the Zambian government enacted legislation which increased the income tax rate for mining companies from 25% to 30%. Accordingly, the Company recorded a future tax expense of $10,740,000 in the first quarter to adjust the future income tax liability. This amount has been partially offset by the recognition of previously unrecognized Canadian tax assets of $3,700,000.
Outlook for 2008
Mining and Production
Canada
Mining of the Sue B deposit, which contains approximately 1.4 million pounds U3O8, has commenced. Milling of the stockpiled Sue E ore is ongoing and U3O8 production at McClean Lake in 2008 is expected to be 3.2 million pounds of which Denison’s share is 720,000 pounds.
United States
Five mines are operating on the Colorado Plateau with production from the Sunday, Pandora, Topaz, West Sunday and Rim mines running at about 400 tons per day. Head grades to the end of July have been slightly lower than planned averaging 0.18% U3O8 and 1.05% V2O5 compared to plan of 0.2% U3O8 and 1.2% V2O5. At the Tony M mine within the Henry Mountains Complex, located in Utah, production is currently approximately 300 tons per day and will ramp up to 450 tons per day by year end. Production from these mines is being hauled to Denison’s White Mesa mill. At June 30, 2008, a total of 191,000 tons had been shipped to the mill of which 49,000 tons have been fed to the mill. Mine development work had begun at the Company’s Arizona 1 mine on the Arizona Strip located in northeastern Arizona. Shaft rehabilitation and ventilation raises are complete. Air quality permitting process is underway but the Company is unable to determine the length of time required to receive the permit. Ore production from this mine is now not anticipated until 2009.
Processing of conventional ore at the mill began on April 28, 2008. The mill processed uranium-only ore from the Tony M mine to June 30, 2008. On July 1, 2008, processing of the uranium/vanadium ores from the Company’s Colorado Plateau mines commenced. The relining of tailings cell 4A is essentially complete. Approval of the operating permit for cell 4A is expected by mid- August, 2008. The start-up of the White Mesa mill has gone very well with throughput currently averaging 1,500 tons per day.
The Company expects to produce 1.0 to 1.2 million pounds U3O8 and 2.9 to 3.2 million pounds V2O5 during 2008 at the White Mesa mill.
Sales
The Company expects to sell 1.6 to 1.8 million pounds of U3O8 in 2008 including 0.9 to 1.0 million pounds from U.S. production. It also anticipates selling 2.9 to 3 million pounds of vanadium. Vanadium prices are quite volatile but have risen to a level of $14 to $15 per pound V2O5 from an average of $7.00 to $8.00 per pound in 2007. Most of Denison’s sales of uranium and vanadium from U.S. production will occur in the third and fourth quarters of the year.

DENISON MINES CORP.
Management’s Discussion and Analysis
Six Months Ended June 30, 2008
(Expressed in U.S. Dollars, Unless Otherwise Noted)

Exploration1
Athabasca Basin
In the Athabasca Basin, Denison is participating in 36 exploration projects, primarily located in the eastern part of the Basin and within trucking distance of all the three operating mills in the area. Denison and its joint venture partners carried out an extensive exploration program during the quarter with drilling activity on 8 of Denison’s 36 projects.
On the 60% owned Wheeler River property, the first hole of the summer program, WR-249, discovered a new zone of unconformity mineralization in an area not previously tested, and returned very intense sandstone alteration surrounding an assay of 0.263% eU3O8 over 2.0 metres from the unconformity at a depth of approximately 400 metres. Subsequent to the quarter, a further hole, 600 metres along strike, returned similar intensely altered unconformity related mineralization with a grade of 0.248 % eU3O8 over 2.8 metres.
Denison’s exploration spending in 2008 in the Athabasca Basin is expected to total $15,300,000.
Southwest United States
Near the end of the quarter Denison received approvals to begin exploration drilling on some of the Company’s properties on the Colorado Plateau. Drilling began early in the third quarter on the Monogram Mesa project. Denison is planning on spending $2,000,000 on its U.S. exploration program this year, drilling an estimated 149,000 feet (45,000 metres). The program will be focused on exploring near its existing operations on the Colorado Plateau.
Mongolia
In Mongolia, fieldwork is well underway and on schedule on six projects. Fifteen large diameter core holes were drilled at the main part of the Haraat deposit to provide samples for metallurgical testwork which is underway and has shown promising recoveries based on results to date. Exploration and development drilling commenced on the Hairhan, Gurvan Saihan, and Ulziit depressions and production was on target, with almost 34,000 metres of the 85,000 metres completed by the end of the quarter. Most of the work completed at Hairhan was in support of resource definition in advance of a NI 43-101 report, expected to be completed in early fall. Hydrological drilling for baseline monitoring and test wells at the Hairhan deposit, in support of the planned ISR pilot plant next year, was also initiated. The Company expects to spend $11.5 million in Mongolia in 2008.
Zambia
In Zambia, development drilling has been ongoing since the start of the year, where a total of 37,456 metres has been drilled in 2008, primarily on the Mutanga and Dibwe proposed pits and extensions. It is anticipated that a new NI 43-101 report on the Mutanga and Dibwe resources will be completed during the third quarter.
A large scale exploration program outside of the resource areas has commenced. A total of 66 line kilometres out of 267 have been cut and a 9,000 kilometre helicopter supported spectrometer survey has begun. In addition to the geophysical surveys, two drills have begun drilling exploration targets along the corridor between the Mutanga and Dibwe deposits.
Subsequent to the quarter, a drill hole testing a new area near the Mutanga deposit returned an intersection of 69.1 metres of 436 ppm eU3O8. This drill hole represents one of the best intercepts from any hole on the Mutanga project. A third drill will also begin drilling exploration targets upon the completion of a hydrological drill program which is being done as part of the overall project work.

[1]	The grades reported herein are equivalent U3O8 grades based on down hole radiometric probing at a cut-off grade of 0.05% eU ; geochemical corroborative assay results have not been completed at this time. All intersections and geological interpretations are based on diamond drill core only and mineralized intervals may not represent true thickness. For a description of the quality assurance program and quality control measures applied by both ARC and Denison during the above described work, please see Denison’s Annual Information Form filed under the Company’s profile on March 28, 2008 on the SEDAR website at www.sedar.com.
The technical information contained in this MD&A relating to the described exploration activities is reported and verified by William C. Kerr, Denison’s Vice-President, Exploration, who is a “qualified person” as defined in National Instrument 43-101.

DENISON MINES CORP.
Management’s Discussion and Analysis
Six Months Ended June 30, 2008
(Expressed in U.S. Dollars, Unless Otherwise Noted)

Metallurgical testwork on the large sample delivered to Perth in the previous quarter is underway. The Mutanga programs will cost about $23,100,000 in 2008.
LIQUIDITY AND CAPITAL RESOURCES
Cash and cash equivalents were $7,388,000 at June 30, 2008 compared with $19,680,000 at December 31, 2007. The decrease of $12,292,000 was due primarily to expenditures of $64,964,000 for property, plant and equipment and the purchase of long term investments totaling $13,413,000 financed by cash from operations of $1,670,000 and an increase in bank debt of $66,064,000.
Net cash from operating activities was $1,670,000 during the six month period ended June 30, 2008. Net cash from operating activities is comprised of net loss for the period, adjusted for non-cash items and for changes in working capital items. Significant changes in working capital items during the period include a decrease of $12,494,000 in trade and other receivables and an increase of $15,260,000 in inventories. The decrease in trade and other receivables is primarily the result of the level of uranium sales in the period. The increase in inventories consists primarily of the increase in ore in stockpile.
Net cash used in investing activities was $77,322,000 consisting primarily of expenditures on property, plant and equipment of $64,964,000 and the purchase of long term investments of $13,413,000. The long term investment was primarily the purchase of shares and warrants in Uranerz Energy Corp.
Net cash from financing activities consisted of $66,064,000 from bank debt and $1,312,000 from the exercise of stock options and warrants.
In total, these sources and uses of cash resulted in a net cash outflow of $12,292,000 during the six month period. In July 2008, the Company put in place a $125,000,000 revolving term credit facility. The facility is repayable in full on June 30, 2011. The facility requires mandatory prepayment of outstanding credit in excess of $80,000,000 should the Company’s uranium production in 2008 fall below 1,700,000 pounds.
The borrower under the facility is Denison Mines Inc. (“DMI”) and Denison Mines Corp. (“DMC”) has provided an unlimited full recourse guarantee and a pledge of all of the shares of DMI. DMI has provided a first-priority security interest in all present and future personal property and an assignment of its rights and interests under all material agreements relative to the McClean Lake and Midwest projects.
The Company is required to maintain the following financial covenants on a consolidated basis:
•	Minimum tangible net worth of $450,000,000 plus 50% of positive quarterly net income and 50% of net proceeds of all equity issues after December 31, 2007;

•	Maximum ratio of total net debt to earnings before interest, taxes, depreciation and amortization (EBITDA) of 3.5 to 1.0 for each fiscal quarter starting with the fiscal quarter ending December 31, 2008 and including the fiscal quarter September 30, 2009 and 3.0 to 1.0 for each fiscal quarter thereafter;

•	Minimum interest coverage ratio of 3.0 to 1.0 for each fiscal quarter starting with the fiscal quarter ending December 31, 2008; and

•	Minimum current ratio of 1.1 to 1.0.
Interest payable under the facility is bankers acceptance rate or London Interbank Offered Rate (“Libor”) plus a margin or prime rate plus a margin. The margin used is between 0 and 200 basis points depending on the credit instrument used and the magnitude of the net total debt to EBITDA ratio (the “ratio”). The facility is subject to a standby fee of 40 to 55 basis points depending upon the ratio. A standby fee of 55 basis points applies in all circumstances where the amounts drawn under the facility are less than $62,500,000.
OFF-BALANCE SHEET ARRANGEMENTS
The Company does not have any off-balance sheet arrangements.

DENISON MINES CORP.
Management’s Discussion and Analysis
Six Months Ended June 30, 2008
(Expressed in U.S. Dollars, Unless Otherwise Noted)

TRANSACTIONS WITH RELATED PARTIES
The Company is a party to a management services agreement with UPC. Under the terms of the agreement, the Company will receive the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of U3O8 and UF6 completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of Cdn$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value between Cdn$100,000,000 and Cdn$200,000,000 and 0.2% per annum based upon UPC’s net asset value in excess of Cdn$200,000,000; c) a fee of Cdn$200,000 upon the completion of each equity financing where proceeds to UPC exceed Cdn$20,000,000; d) a fee of Cdn$200,000 for each transaction or arrangement (other than the purchase or sale of U3O8 and UF6 ) of business where the gross value of such transaction exceeds Cdn$20,000,000 (“an initiative”); and e) an annual fee up to a maximum of Cdn$200,000, at the discretion of the Board of Directors of UPC, for on-going maintenance or work associated with an initiative.
In accordance with the management services agreement, all uranium investments owned by UPC are held in accounts with conversion facilities in the name of Denison Mines Inc. as manager for and on behalf of UPC.
The Company has also provided temporary revolving credit facilities to UPC which generate interest and stand-by fee income. No such facilities were in place during the six month period ended June 30, 2008.
The following transactions were incurred with UPC for the three months and six months ended June 30:

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
(in thousands)	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007

Revenue
Uranium sales	$—	$9,750	$—	$9,750
Management fees (including expenses)	385	706	1,001	1,190
Commission fees on purchase and sale of uranium	962	1,423	1,185	1,423
Other income (expense)
Loan interest under credit facility	—	25	—	191
Standby fee under credit facility	—	1	—	9

Total fees earned from UPC	$1,347	$11,905	$2,186	$12,563

At June 30, 2008, accounts receivable includes $345,000 due from UPC with respect to the fees indicated above.
During the six months ended June 30, 2008, the Company incurred management and administrative service fees of $99,000 (six months ended June 30, 2007: $95,000) with a company owned by the Chairman of the Company which provides corporate development, office premises, secretarial and other services in Vancouver at a rate of Cdn$15,000 per month plus expenses. At June 30, 2008, $44,000 was due to this company.
OUTSTANDING SHARE DATA
At August 12, 2008, there were 190,017,535 common shares issued and outstanding, 8,207,955 stock options outstanding to purchase a total of 8,207,955 common shares and 3,321,151 warrants outstanding to purchase a total of 9,564,915 common shares, for a total of 207,790,405 common shares on a fully-diluted basis.
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
During the second quarter of 2008, the Company substantially completed the implementation of the Great Plains financial system to support reporting of financial results. This system includes integrated financial modules for accounts payable, accounts receivable, fixed assets and inventory functions. Some work to complete the implementation will continue into Q3 2008. Management believes that the implementation of the Great Plains financial modules will improve the Company’s internal control over financial reporting.

DENISON MINES CORP.
Management’s Discussion and Analysis
Six Months Ended June 30, 2008
(Expressed in U.S. Dollars, Unless Otherwise Noted)

Other than the changes mentioned above, no other changes in the Company’s internal control over financial reporting occurred during the second quarter of 2008 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
CHANGES IN ACCOUNTING POLICIES
The Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) Handbook effective January 1, 2008:
a)	CICA Handbook Section 3031 “Inventories” which provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. There was no impact to the Company’s financial results from adopting this standard.

b)	CICA Handbook Section 3862 “Financial Instruments — Disclosures” and Section 3863 “Financial Instruments — Presentation” which requires disclosures in the financial statements that will enable users to evaluate: the significance of financial instruments for the company’s financial positions and performance; the nature and extent of risks arising from financial instruments to which the company is exposed during the period and at the balance sheet date; and how the company manages those risks.

c)	CICA Handbook Section 1535 “Capital Disclosures” which requires the disclosure of both qualitative and quantitative information that enable users to evaluate the company’s objectives, policies and processes for managing capital.
ACCOUNTING STANDARD ISSUED BUT NOT YET ADOPTED
The CICA has issued the following accounting standards which are effective for the Company’s fiscal years beginning on or after January 1, 2009.
a)	CICA Handbook Section 3064 “Goodwill and intangible assets” which establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27 “Revenues and expenses during the pre-operating period”. As a result of the withdrawal of EIC 27, the Company will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations.
The Company has not yet determined the impact of adopting the above accounting standards.
RISK FACTORS
There are a number of factors that could negatively affect Denison’s business and the value of Denison’s securities, including the factors listed in the Company’s Annual Information Form and in the Company’s annual MD&A dated March 18, 2008 available at www.sedar.com and Form 40-F available at www.sec.gov. The information pertains to the outlook and conditions currently known to Denison that could have a material impact on the financial condition of Denison. This information, by its nature, is not all-inclusive. It is not a guarantee that other factors will not affect Denison in the future.

EXHIBIT 3
DENISON MINES CORP.
Consolidated Balance Sheets
(Unaudited — Expressed in thousands of U.S. dollars)

	At June 30	At December 31
	2008	2007

ASSETS
Current
Cash and equivalents	$7,388	$19,680
Trade and other receivables	26,881	39,667
Note receivable	342	455
Inventories (Note 3)	36,086	30,921
Investments (Note 4)	5,536	13,930
Prepaid expenses and other	2,797	1,492

	79,030	106,145

Inventories — ore in stockpiles (Note 3)	5,663	—
Investments (Note 4)	60,893	20,507
Property, plant and equipment, net (Note 5)	767,197	727,823
Restricted investments (Note 6)	18,161	17,797
Intangibles (Note 7)	6,331	6,979
Goodwill (Note 8)	118,923	122,330

	$1,056,198	$1,001,581

LIABILITIES
Current
Accounts payable and accrued liabilities	$19,719	$22,642
Current portion of long-term liabilities:
Post-employment benefits (Note 9)	392	404
Reclamation and remediation obligations (Note 10)	549	565
Debt obligations (Note 11)	16	42
Other long-term liabilities (Note 12)	3,444	6,577

	24,120	30,230

Deferred revenue	2,733	2,359
Provision for post-employment benefits (Note 9)	3,828	4,030
Reclamation and remediation obligations (Note 10)	19,849	19,824
Debt obligations (Note 11)	65,291	—
Other long-term liabilities (Note 12)	2,531	7,343
Future income tax liability (Note 22)	165,669	141,525

	284,021	205,311

SHAREHOLDERS’ EQUITY
Share capital (Note 13)	659,811	662,949
Share purchase warrants (Note 14)	11,728	11,728
Contributed surplus (Notes 15 & 16)	25,886	25,471
Deficit	(39,052)	(14,834)
Accumulated other comprehensive income (Note 17)
Unrealized gains on investments	37,500	18,100
Cumulative foreign currency translation gain	76,304	92,856

	772,177	796,270

	$1,056,198	$1,001,581

Issued and outstanding common shares (Note 13)	189,979,035	189,731,635

Contingent liabilities and commitments (Note 23)
See accompanying notes to the consolidated financial statements

DENISON MINES CORP.
Consolidated Statements of Operations and Deficit and Comprehensive Income (Loss)
(Unaudited — Expressed in thousands of U.S. dollars except for per share amounts)

	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
	2008	2007	2008	2007

REVENUES	$31,713	$18,809	$49,894	$30,528

EXPENSES

Operating expenses	24,892	10,607	37,685	19,700
Sales royalties and capital taxes	999	436	1,808	981
Mineral property exploration	3,787	3,480	10,352	8,529
General and administrative	4,674	3,558	8,794	6,460

	34,352	18,081	58,639	35,670

Income (loss) from operations	(2,639)	728	(8,745)	(5,142)
Other income (expense), net (Note 18)	(10,742)	37,678	(8,516)	38,236

Income (loss) for the period before taxes	(13,381)	38,406	(17,261)	33,094

Income tax recovery (expense) (Note 22):
Current	2,759	(1,735)	1,590	(1,735)
Future	(3,134)	3,818	(8,547)	4,064

Income (loss) for the period	$(13,756)	$40,489	$(24,218)	$35,423

Deficit, beginning of period	(25,296)	(67,144)	(14,834)	(62,078)

Deficit, end of period	$(39,052)	$(26,655)	$(39,052)	$(26,655)

Income (loss) for the period	$(13,756)	$40,489	$(24,218)	$35,423
Other comprehensive income (loss) (Note 17)
Change in foreign currency translation	3,813	55,084	(16,552)	61,854
Change in unrealized gain on investments — net	27,735	(14,125)	19,400	3,465

Comprehensive income (loss)	$17,792	$81,448	$(21,370)	$100,742

Net income (loss) per share:
Basic	$(0.07)	$0.21	$(0.13)	$0.19
Diluted	$(0.07)	$0.21	$(0.13)	$0.18

Weighted-average number of shares outstanding (in thousands):
Basic	189,856	189,459	189,814	187,740
Diluted	191,244	196,019	192,236	194,049

See accompanying notes to the consolidated financial statements

DENISON MINES CORP.
Consolidated Statements of Cash Flows
(Unaudited — Expressed in thousands of U.S. dollars)

	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
	2008	2007	2008	2007

CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Net income (loss) for the period	$(13,756)	$40,489	$(24,218)	$35,423
Items not affecting cash:
Depletion, depreciation, amortization and accretion	4,385	3,123	10,484	5,384
Stock-based compensation	619	342	1,232	688
Losses (gains) on asset disposals	(181)	—	(181)	—
Losses (gains) on restricted investments	463	(38,633)	(37)	(38,663)
Equity in loss of Fortress Minerals Corp.	—	(884)	—	—
Future income taxes	3,134	(3,818)	8,547	(4,064)
Foreign exchange translation	12,766	—	12,766	—
Net change in non-cash working capital items
Trade and other receivables	(5,168)	1,854	12,494	(423)
Inventories	(4,632)	(1,080)	(15,260)	(3,466)
Prepaid expenses and other assets	(1,480)	(719)	(1,317)	(599)
Accounts payable and accrued liabilities	(1,943)	198	(2,642)	3,256
Post-employment benefits	(85)	(112)	(206)	(209)
Reclamation and remediation obligations	(174)	(97)	(366)	(181)
Deferred revenue	100	(126)	374	(2,051)

Net cash from (used in) operating activities	(5,952)	537	1,670	(4,905)

INVESTING ACTIVITIES
Decrease in notes receivable	80	10,203	113	9,691
Purchase of long-term investments	(13,365)	(5,262)	(13,413)	(49,766)
Proceeds from sale of long-term investments	1,320	45,446	1,320	45,446
Expenditures on property, plant and equipment	(37,755)	(7,649)	(64,964)	(16,976)
Proceeds from sale of property, plant and equipment	4	88	4	88
Decrease (increase) in restricted investments	92	(457)	(382)	(759)

Net cash from (used in) investing activities	(49,624)	42,369	(77,322)	(12,276)

FINANCING ACTIVITIES
Increase (decrease) in debt obligations	57,110	(13)	66,064	(21)
Deposits in advance of shares issued	—	(5,856)	—	—
Issuance of common shares for:
Private placements	—	15,540	—	102,166
Exercise of stock options and warrants	1,070	2,600	1,312	4,949

Net cash from (used in) financing activities	58,180	12,271	67,376	107,094

Foreign exchange effect on cash and equivalents	(2,340)	17,554	(4,016)	18,718

Increase (decrease) in cash and equivalents	264	72,731	(12,292)	108,631
Cash and equivalents, beginning of period	7,124	105,027	19,680	69,127

Cash and equivalents, end of period	$7,388	$177,758	$7,388	$177,758

See accompanying notes to the consolidated financial statements

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)

1.	NATURE OF OPERATIONS

Denison Mines Corp. (“DMC”) is incorporated under the Business Corporations Act (Ontario) (“OBCA”). Denison Mines Corp. and its subsidiary companies and joint ventures (collectively, the “Company”) are engaged in uranium mining and related activities, including acquisition, exploration and development of uranium bearing properties, extraction, processing, selling and reclamation. The environmental services division of the Company provides mine decommissioning and decommissioned site monitoring services for third parties.

The Company has a 100% interest in the White Mesa mill located in Utah, United States and a 22.5% interest in the McClean Lake mill located in the Athabasca Basin of Saskatchewan, Canada. The Company has interests in a number of nearby mines at both locations, as well as interests in development and exploration projects located in Canada, the United States, Mongolia and Zambia, some of which are operated through joint ventures. Uranium, the Company’s primary product, is produced in the form of uranium oxide concentrates (“U3O8”) and sold to various customers around the world for further processing. Vanadium, a co-product of some of the Company’s mines is also produced. The Company is also in the business of recycling uranium bearing waste materials, referred to as “alternate feed materials”.

Denison Mines Inc. (“DMI”), a subsidiary of the Company is the manager of Uranium Participation Corporation (“UPC”), a publicly-listed investment holding company formed to invest substantially all of its assets in U3O8 and uranium hexafluoride (“UF6”). The Company has no ownership interest in UPC but receives various fees for management services and commissions from the purchase and sale of U3O8 and UF6 by UPC.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These unaudited consolidated financial statements have been prepared by management in U.S. dollars, unless otherwise stated, in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) for interim financial statements.

Certain information and note disclosures normally included in the annual consolidated financial statements prepared in accordance with Canadian GAAP have been condensed or excluded. As a result, these unaudited interim consolidated financial statements do not contain all disclosures required for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2007.

All material adjustments which, in the opinion of management, are necessary for fair presentation of the results of the interim periods have been reflected in these financial statements. The results of operations for the six months ended June 30, 2008 are not necessarily indicative of the results to be expected for the full year.

These unaudited interim consolidated financial statements are prepared following accounting policies consistent with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2007, except for the changes noted under the “New Accounting Standards Adopted” section below.

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)

Significant Mining Interests

The following table sets forth the Company’s ownership of its significant mining interests that have projects at the development stage within them as at June 30, 2008:

		Ownership
	Location	Interest

Through majority owned subsidiaries
Arizona Strip	USA	100.00%
Henry Mountains	USA	100.00%
Colorado Plateau	USA	100.00%
Sunday Mine	USA	100.00%
Gurvan Saihan Joint Venture	Mongolia	70.00%
Mutanga	Zambia	100.00%

As interests in unincorporated joint ventures, or jointly controlled assets
McClean Lake	Canada	22.50%
Midwest	Canada	25.17%
New Accounting Standards Adopted

The Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) Handbook effective January 1, 2008:
a)	CICA Handbook Section 3031 “Inventories” which provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. There was no impact to the Company’s financial results from adopting this standard.

b)	CICA Handbook Section 3862 “Financial Instruments — Disclosures” and Section 3863 “Financial Instruments — Presentation” which requires disclosures in the financial statements that will enable users to evaluate: the significance of financial instruments for the company’s financial positions and performance; the nature and extent of risks arising from financial instruments to which the company is exposed during the period and at the balance sheet date; and how the company manages those risks (see note 21).

c)	CICA Handbook Section 1535 “Capital Disclosures” which requires the disclosure of both qualitative and quantitative information that enable users to evaluate the company’s objectives, policies and processes for managing capital (see note 21).
Accounting Standards Issued but not yet Adopted

The CICA has issued the following accounting standards which are effective for the Company’s fiscal years beginning on or after January 1, 2009:
a)	CICA Handbook Section 3064 “Goodwill and intangible assets” which establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27 “Revenues and expenses during the pre-operating period”. As a result of the withdrawal of EIC 27, the Company will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations.
The Company has not yet determined the impact of adopting the above accounting standards.

Comparative Numbers

Certain classifications of the comparative figures have been changed to conform to those used in the current period.

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)

3.	INVENTORIES

The inventories balance consists of:

	At June 30	At December 31
(in thousands)	2008	2007

Uranium and vanadium concentrates	$9,415	$8,344
Inventory of ore in stockpiles	26,999	19,289
Mine and mill supplies	5,335	3,288

	$41,749	$30,921

Inventories:
Current	$36,086	$30,921
Long-term — ore in stockpiles	5,663	—

	$41,749	$30,921

Long-term ore in stockpile inventory represents an estimate of the amount of pounds on the stockpile in excess of the next twelve months of planned mill production.
4.	LONG-TERM INVESTMENTS

The long-term investments balance consists of:

	At June 30	At December 31
(in thousands)	2008	2007

Portfolio investments
Available for sale securities at fair value	$66,429	$34,437

	$66,429	$34,437

Investments:
Current	$5,536	$13,930
Long-term	60,893	20,507

	$66,429	$34,437

Purchases

During the six months ended June 30, 2008, the Company acquired additional equity interests at a cost of $13,413,000.

In April 2008, the Company purchased 5,465,000 units of Uranerz Energy Corporation (“Uranerz”), a public company listed on the Toronto, American and Frankfurt Stock Exchanges, for an aggregate purchase price of approximately $13,365,000. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each whole warrant will entitle the holder to purchase one additional share of Uranerz common stock for a period of 24 months after closing (subject to acceleration under certain conditions) at an exercise price of US$3.50 per share. Immediately after the purchase, Denison owned approximately 9.9% of the issued and outstanding common share of Uranerz.

Sales

During the six months ended June 30, 2008, the Company sold equity interests in four public companies for cash consideration of $1,320,000. The resulting gain has been included in net other income (expense) in the statement of operations (see Note 18).

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)

5. PROPERTY, PLANT AND EQUIPMENT
    Property, plant and equipment consist of:

	At June 30	At December 31
(in thousands)	2008	2007

Cost
Plant and equipment
Mill and mining related	$177,327	$135,375
Environmental services and other	2,700	2,742
Mineral properties	619,419	609,569

	799,446	747,686

Accumulated depreciation and amortization
Plant and equipment
Mill and mining related	12,524	9,182
Environmental services and other	1,059	843
Mineral properties	18,666	9,838

	32,249	19,863

Property, plant and equipment, net	$767,197	$727,823

Net book value
Plant and equipment
Mill and mining related	$164,803	$126,193
Environmental services and other	1,641	1,899
Mineral properties	600,753	599,731

	$767,197	$727,823

Mineral Properties

The company has various interests in development and exploration projects located in Canada, the U.S., Mongolia and Zambia which are held directly or through option or joint venture agreements. Amounts spent on development projects are capitalized as mineral property assets. Exploration projects are expensed.

Canada

In October 2004, the Company entered into an option agreement to earn up to a 22.5% ownership interest in the Wolly project by funding CDN$5,000,000 in exploration expenditures over the next six years. As at June 30, 2008, the Company has incurred a total of CDN$3,272,000 towards this option and has earned a 13.0% ownership interest in the project under the phase-in ownership provisions of the agreement.

In the first quarter of 2006, the Company entered into an option agreement to earn up to a 75% interest in the Park Creek project. The Company is required to incur exploration expenditures of CDN$2,800,000 over three years to earn an initial 49% interest and a further CDN$3,000,000 over two years to earn an additional 26% interest. As at June 30, 2008, the Company has incurred a total of CDN$3,295,000 towards the option and has earned a 49% ownership interest in the project under the phase-in-ownership provisions of the agreement.

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)

6.	RESTRICTED INVESTMENTS

The Company has certain restricted investments deposited to collateralize its reclamation and certain other obligations. The restricted investments balance consists of:

	At June 30	At December 31
(in thousands)	2008	2007

U.S. mill and mine reclamation	$16,179	$15,849
Elliot Lake reclamation trust fund	1,982	1,948

	$18,161	$17,797

U.S. Mill and Mine Reclamation

The Company has cash and cash equivalents and fixed income securities as collateral for various bonds posted in favour of the State of Utah and the applicable state regulatory agencies in Colorado and Arizona for estimated reclamation costs associated with the White Mesa mill and U.S. mining properties. During the six months ended June 30, 2008, the Company has not deposited any additional monies into its collateral account.

Elliot Lake Reclamation Trust Fund

Pursuant to its Reclamation Funding Agreement with the Governments of Canada and Ontario, the Company deposited an additional CDN$350,000 into the Elliot Lake Reclamation Trust Fund during the six months ended June 30, 2008.

7.	INTANGIBLES

A continuity summary of intangibles is presented below:

Six Months
Ended
(in thousands)	June 30, 2008

Intangibles, beginning of period	$6,979
Amortization	(472)
Foreign exchange	(176)

Other intangibles, end of period	$6,331

Other intangibles, by item:
UPC management contract	5,878
Urizon technology licenses	453

$6,331

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)

8.	GOODWILL

A continuity summary of goodwill is presented below:

Six Months
Ended
(in thousands)	June 30, 2008

Goodwill, beginning of period	$122,330
Foreign exchange	(3,407)

Goodwill, end of period	$118,923

Goodwill, allocation by business unit:
Canada mining segment	$118,923

Goodwill is not amortized and is tested annually for impairment.

9.	POST-EMPLOYMENT BENEFITS

A continuity summary of post-employment benefits is presented below:

Six Months
Ended
(in thousands)	June 30, 2008

Post-employment liability, beginning of period	$4,434
Benefits paid	(206)
Interest cost	114
Foreign exchange	(122)

Post-employment liability, end of period	$4,220

Post-employment benefits liability by duration:
Current	$392
Non-current	3,828

$4,220

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)

10.	RECLAMATION AND REMEDIATION OBLIGATIONS

A continuity summary of reclamation and remediation obligations is presented below:

Six Months
Ended
(in thousands)	June 30, 2008

Reclamation obligations, beginning of period	$20,389
Accretion	759
Expenditures incurred	(366)
Liability adjustments	(107)
Foreign exchange	(277)

Reclamation obligations, end of period	$20,398

Site restoration liability by location:
U.S. Mill and Mines	$10,757
Elliot Lake	8,024
McLean Lake and Midwest Joint Ventures	1,617

$20,398

Site restoration liability :
Current	$549
Non-current	19,849

$20,398

11.	DEBT OBLIGATIONS

Debt obligations consist of:

	At June 30	At December 31
(in thousands)	2008	2007

Temporary line of credit	$65,527	$—
Revolving line of credit	(236)	—
Notes payable and other	16	42

	$65,307	$42

Other long-term liabilities:
Current	16	42
Non-current	65,291	—

	$65,307	$42

Temporary Line of Credit

In March 2008, the Company replaced all prior credit facility arrangements with a temporary CDN$40,000,000 uncommitted revolving credit facility with the Bank of Nova Scotia secured by the assets of DMI with interest payable at Canadian bank prime. In June 2008, this facility was increased to CDN$70,000,000. As at June 30, 2008, the Company had drawn CDN$66,816,000 under the facility and has incurred interest expense of CDN$524,000 for this facility.

In July 2008, the temporary line of credit facility has been replaced with the revolving line of credit facility.

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)

Revolving Line of Credit
In July 2008, the Company has put in place a $125,000,000 revolving term credit facility with the Bank of Nova Scotia. The facility is repayable in full on June 30, 2011. The facility requires mandatory prepayment of outstanding credit in excess of $80,000,000 should the Company’s uranium production in 2008 fall below 1,700,000 pounds.
The borrower under the facility is DMI and DMC has provided an unlimited full recourse guarantee and a pledge of all of the shares of DMI. DMI has provided a first-priority security interest in all present and future personal property and an assignment of its rights and interests under all material agreements relative to the McClean Lake and Midwest projects.
The Company is required to maintain certain financial covenants on a consolidated basis.
Interest payable under the facility is bankers acceptance or LIBOR rate plus a margin or prime rate plus a margin. The facility is also subject to standby fees.
As at June 30, 2008, the Company has not incurred any indebtedness under the facility and has deferred $236,000 of incremental costs associated with its set-up.
12.	OTHER LONG-TERM LIABILITIES
Other long-term liabilities consist of:

	At June 30	At December 31
(in thousands)	2008	2007

Unamortized fair value of sales contracts	$4,889	$12,812
Unamortized fair value of toll milling contracts	981	1,008
Other	105	100

	$5,975	$13,920

Other long-term liabilities:
Current	3,444	6,577
Non-current	2,531	7,343

	$5,975	$13,920

Unamortized fair values of sales contracts are amortized to revenue as deliveries under the applicable contracts are made.

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)

13.	SHARE CAPITAL
Denison is authorized to issue an unlimited number of common shares without par value. A continuity summary of the issued and outstanding common shares and the associated dollar amounts is presented below:

	Number of
	Common
(in thousands except share amounts)	Shares	Amount

Balance at December 31, 2007	189,731,635	$662,949

Issues for cash Exercise of stock options	247,400	1,312
Flow-through share liability renunciation	—	(5,267)
Fair value of stock options exercised	—	817

	247,400	(3,138)

Balance at June 30, 2008	189,979,035	$659,811

Flow-Through Share Issues
The Company finances a portion of its exploration programs through the use of flow-through share issuances. Income tax deductions relating to these expenditures are claimable by the investors and not by the Company. As at June 30, 2008, the Company estimates that it has spent CDN$16,666,000 of the CDN$18,000,000 April 2007 flow-through share issue obligation. The Company renounced the tax benefit of this issue to subscribers in February 2008.
14.	SHARE PURCHASE WARRANTS
A continuity summary of the issued and outstanding share purchase warrants in terms of common shares of the company and the associated dollar amounts is presented below:

	Number of
	Common Shares	Fair Value
(in thousands except share amounts)	Issuable	Amount

Balance at December 31, 2007 and June 30, 2008	9,564,915	$11,728

Share purchase warrants by series:
November 2004 series (1)	3,156,915	$5,898
March 2006 series (2)	6,408,000	5,830

	9,564,915	$11,728

(1)	The November 2004 series has an effective exercise price of CDN$5.21 per issuable share (CDN$15.00 per warrant adjusted for the 2.88 exchange ratio associated with the Denison and IUC merger) and expires on November 24, 2009.

(2)	The March 2006 series has an effective exercise price of CDN$10.42 per issuable share (CDN$30.00 per warrant adjusted for the 2.88 exchange ratio associated with the Denison and IUC merger) and expires on March 1, 2011.

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)

15.	CONTRIBUTED SURPLUS
A continuity summary of contributed surplus is presented below:

Six Months
Ended
(in thousands)	Six 30, 2008

Balance, beginning of period	$25,471
Stock-based compensation expense (note 16)	1,232
Fair value of stock options exercised	(817)

Balance, end of period	$25,886

16.	STOCK OPTIONS
The Company’s stock-based compensation plan (the “Plan”) provides for the granting of stock options up to 10% of the issued and outstanding common shares at the time of grant, subject to a maximum of 20 million common shares. As at June 30, 2008, an aggregate of 12,501,500 options have been granted (less cancellations) since the Plan’s inception in 1997.
Under the Plan, all stock options are granted at the discretion of the Company’s board of directors, including any vesting provisions if applicable. The term of any stock option granted may not exceed ten years and the exercise price may not be lower than the closing price of the Company’s shares on the last trading day immediately preceding the date of grant. In general, the term of stock options granted under the Plan ranges from three to five years and vesting occurs over a three year period.
A continuity summary of the stock options of the Company granted under the Plan is presented below:

		Weighted-
		Average
		Exercise
	Number of	Price per
	Common	Share
	Shares	(CDN $)

Stock options outstanding, beginning of period	5,961,354	$7.27

Granted	2,660,000	8.12
Exercised	(247,400)	5.30
Expired	(97,500)	9.40

Stock options outstanding, end of period	8,276,454	$7.57

Stock options exercisable, end of period	5,491,964	$7.15

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)

A summary of the Company’s stock options outstanding at June 30, 2008 is presented below:

	Weighted		Weighted-
	Average		Average
	Remaining		Exercise
Range of Exercise	Contractual	Number of	Price per
Prices per Share	Life	Common	Share
(CDN$)	(Years)	Shares	(CDN $)

Stock options outstanding
$1.87 to $4.99	6.04	1,034,555	$2.12
$5.00 to $8.50	5.56	4,628,399	6.91
$10.08 to $15.30	1.59	2,613,500	10.91

Stock options outstanding, end of period	4.37	8,276,454	$7.57

Outstanding options expire between September 2008 and October 2016.
The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model. The following table outlines the range of assumptions used in the model for the period:

Six Months
Ended
June 30, 2008

Risk-free interest rate	2.86% — 3.29%
Expected stock price volatility	52.2% — 55.4%
Expected life	2.1 — 3.5 years
Expected dividend yield	—
Fair value per share under options granted	CDN$2.16 — CDN$4.49

Stock-based compensation has been recognized in the consolidated statement of operations as follows:

	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
(in thousands)	2008	2007	2008	2007

Mineral property exploration	$58	$61	$114	$113
General and administrative	561	281	1,118	575

	$619	$342	$1,232	$688

The fair values of stock options with vesting provisions are amortized on a straight-line basis as stock-based compensation expense over the applicable vesting periods. At June 30, 2008, the Company had an additional $6,329,000 in stock-based compensation expense to be recognized periodically to February 2011.

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)

17.	ACCUMULATED OTHER COMPREHENSIVE INCOME

A continuity summary of accumulated other comprehensive income is as follows:

	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
(in thousands)	2008	2007	2008	2007

Accumulated other comprehensive income, beginning of period	$82,256	$40,704	$110,956	$(8,498)

Cumulative foreign currency translation gain (loss)
Balance, beginning of period	$72,491	$(1,728)	$92,856	$(8,498)
Change in foreign currency	3,813	55,084	(16,552)	61,854

Balance, end of period	76,304	53,356	76,304	53,356

Unrealized gains on investments
Balance, beginning of period	9,765	42,432	18,100	—
Unrealized gains as at January 1, 2007, net of tax (1)	—	—	—	24,842
Net unrealized gains (losses), net of tax (2)	27,735	(14,125)	19,400	3,465

Balance, end of period	37,500	28,307	37,500	28,307

Accumulated other comprehensive income, end of period	$113,804	$81,663	$113,804	$81,663

(1)	Reflects the adoption of CICA Section 3855 on January 1, 2007.

(2)	Unrealized gains (losses) on investments deemed available-for-sale are included in other comprehensive income (loss) until realized. When the investment is disposed of or incurs a decline in value that is other than temporary, the gain (loss) is realized and reclassified to the income statement. For the three months and six months ending June 30, 2008, approximately $195,000 of gains were realized and reclassified to the income statement within “Other income (expense) — net”. For the three months and six months ending June 30, 2007, approximately $15,944,000 of gains were realized and reclassified to the income statement within “Other income (expense) — net”.
18.	OTHER INCOME AND EXPENSES

The elements of net other income in the statement of operations is as follows:

	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
(in thousands)	2008	2007	2008	2007

Interest income, net of fees	$236	$1,638	$609	$3,242
Interest expense	(516)	—	(520)	—
Gains (losses) on:
Foreign exchange	(10,197)	(3,399)	(8,965)	(3,645)
Land, plant and equipment	—	—	125	(17)
Portfolio investments	195	38,643	195	38,643
Restricted investments	(463)	(92)	37	(53)
Equity gain of affiliates	—	884	—	—
Other	3	4	3	66

Other income (expense), net	$(10,742)	$37,678	$(8,516)	$38,236

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)

19.	SEGMENTED INFORMATION

Business Segments

The Company operates in two primary segments — the mining segment and the corporate and other segment. The mining segment, which has been further subdivided by major geographic regions, includes activities related to exploration, evaluation and development, mining, milling and the sale of mineral concentrates. The corporate and other segment includes the results of the Company’s environmental services business, management fees and commission income earned from UPC and general corporate expenses not allocated to the other segments.

For the six months ended June 30, 2008, business segment results were as follows:

	Canada	U.S.A	Africa	Asia	Corporate
(in thousands)	Mining	Mining	Mining	Mining	and Other	Total

Statement of Operations:
Revenues	32,351	12,862	—	—	4,681	49,894

Expenses
Operating expenses	24,237	10,487	—	—	2,961	37,685
Sales royalties and capital taxes	1,722	—	—	—	86	1,808
Mineral property exploration	8,474	56	—	1,708	114	10,352
General and administrative	—	—	—	—	8,794	8,794

	34,433	10,543	—	1,708	11,955	58,639

Income (loss) from operations	(2,082)	2,319	—	(1,708)	(7,274)	(8,745)

Revenues — supplemental:
Uranium concentrates	32,351	12,825	—	—	—	45,176
Environmental services	—	—	—	—	2,495	2,495
Management fees and commissions	—	—	—	—	2,186	2,186
Alternate feed processing and other	—	37	—	—	—	37

	32,351	12,862	—	—	4,681	49,894

Long-lived assets:
Property, plant and equipment
Plant and equipment	89,017	74,894	550	342	1,641	166,444
Mineral properties	351,628	28,935	216,886	3,304	—	600,753
Intangibles	—	453	—	—	5,878	6,331
Goodwill	118,923	—	—	—	—	118,923

	559,568	104,282	217,436	3,646	7,519	892,451

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)

For the three months ended June 30, 2008, business segment results were as follows:

	Canada	U.S.A	Africa	Asia	Corporate
(in thousands)	Mining	Mining	Mining	Mining	and Other	Total

Statement of Operations:
Revenues	20,686	8,326	—	—	2,701	31,713

Expenses
Operating expenses	13,987	9,172	—	—	1,733	24,892
Sales royalties and capital taxes	982	—	—	—	17	999
Mineral property exploration	2,546	56	—	1,127	58	3,787
General and administrative	—	—	—	—	4,674	4,674

	17,515	9,228	—	1,127	6,482	34,352

Income (loss) from operations	3,171	(902)	—	(1,127)	(3,781)	(2,639)

Revenues — supplemental:
Uranium concentrates	20,686	8,312	—	—	—	28,998
Environmental services	—	—	—	—	1,354	1,354
Management fees and commissions	—	—	—	—	1,347	1,347
Alternate feed processing and other	—	14	—	—	—	14

	20,686	8,326	—	—	2,701	31,713

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)

For the six months ended June 30, 2007, business segment results were as follows:

	Canada	U.S.A	Africa	Asia	Corporate
(in thousands)	Mining	Mining	Mining	Mining	and Other	Total

Statement of Operations:
Revenues	13,806	12,161	—	—	4,561	30,528

Expenses
Operating expenses	12,291	4,953	—	—	2,456	19,700
Sales royalties and capital taxes	937	—	—	—	44	981
Mineral property exploration	7,894	—	—	522	113	8,529
General and administrative	—	—	—	—	6,460	6,460

	21,122	4,953	—	522	9,073	35,670

Income (loss) from operations	(7,316)	7,208	—	(522)	(4,512)	(5,142)

Revenues — supplemental:
Uranium concentrates	13,806	9,750	—	—	—	23,556
Environmental services	—	—	—	—	1,948	1,948
Management fees and commissions	—	—	—	—	2,613	2,613
Alternate feed processing and other	—	2,411	—	—	—	2,411

	13,806	12,161	—	—	4,561	30,528

Long-lived assets:
Property, plant and equipment
Plant and equipment	76,980	11,481	—	66	1,694	90,221
Mineral properties	348,434	13,939	—	960	—	363,333
Intangibles	6,459	516	—	—	—	6,975
Goodwill	114,216	—	—	—	—	114,216

	546,089	25,936	—	1,026	1,694	574,745

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)

For the three months ended June 30, 2007, business segment results were as follows:

	Canada	U.S.A	Africa	Asia	Corporate
(in thousands)	Mining	Mining	Mining	Mining	and Other	Total

Statement of Operations:
Revenues	5,493	10,013	—	—	3,303	18,809

Expenses
Operating expenses	5,960	3,333	—	—	1,314	10,607
Sales royalties and capital taxes	410	—	—	—	26	436
Mineral property exploration	3,059	—	—	375	46	3,480
General and administrative	—	—	—	—	3,558	3,558

	9,429	3,333	—	375	4,944	18,081

Income (loss) from operations	(3,936)	6,680	—	(375)	(1,641)	728

Revenues — supplemental:
Uranium concentrates	5,493	9,750	—	—	—	15,243
Environmental services	—	—	—	—	1,174	1,174
Management fees and commissions	—	—	—	—	2,129	2,129
Alternate feed processing and other	—	263	—	—	—	263

	5,493	10,013	—	—	3,303	18,809

Major Customers

The Company’s business is such that, at any given time, it sells its uranium and vanadium concentrates to and enters into process milling arrangements and other services with a relatively small number of customers. In the six months ended June 30, 2008, two customers accounted for approximately 66% of total revenues.

20.	RELATED PARTY TRANSACTIONS

Uranium Participation Corporation

The Company is a party to a management services agreement with UPC. Under the terms of the agreement, the Company will receive the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of U3O8 and UF6 completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of CDN$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value between CDN$100,000,000 and CDN$200,000,000 and 0.2% per annum based upon UPC’s net asset value in excess of CDN$200,000,000; c) a fee of CDN$200,000 upon the completion of each equity financing where proceeds to UPC exceed CDN$20,000,000; d) a fee of CDN$200,000 for each transaction or arrangement (other than the purchase or sale of U3O8 and UF6) of business where the gross value of such transaction exceeds CDN$20,000,000 (“an initiative”); and e) an annual fee up to a maximum of CDN$200,000, at the discretion of the Board of Directors of UPC, for on-going maintenance or work associated with an initiative.

In accordance with the management services agreement, all uranium investments owned by UPC are held in accounts with conversion facilities in the name of Denison Mines Inc. as manager for and on behalf of UPC.

From time to time, the Company has also provided temporary revolving credit facilities to UPC which generate interest and standby fee income. No such facilities were in place for the six month period ending June 30, 2008.

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)

The following transactions were incurred with UPC for the periods noted:

	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
(in thousands)	2008	2007	2008	2007

Fees earned included in revenue:
Uranium Sales	$—	$9,750	$—	$9,750
Management fees, including out-of-pocket expenses	385	706	1,001	1,190
Commission fees on purchase and sale of uranium	962	1,423	1,185	1,423
Fees earned included in other income:
Loan interest under credit facility	—	25	—	191
Standby fee under credit facility	—	1	—	9

	$1,347	$11,905	$2,186	$12,563

At June 30, 2008, accounts receivable includes $345,000 due from UPC with respect to the fees indicated above.

Other

During the six months ended June 30, 2008, the Company incurred management and administrative service fees of $99,000 (June 2007: $95,000) with a company owned by the Chairman of the Company which provides corporate development, office premises, secretarial and other services in Vancouver at a rate of CDN$15,000 per month plus expenses. At June 30, 2008, $44,000 was due to this company.

21.	CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENTS

Capital Management

The Company’s capital includes debt and shareholder’s equity. The Company’s primary objective with respect to its capital management is to ensure that it has sufficient capital to maintain its ongoing operations, to provide returns for shareholders and benefits for other stakeholders and to pursue growth opportunities. As at June 30, 2008, the Company is subject to externally imposed capital requirements related to its revolving credit facility (see note 11).

Fair Values of Financial Instruments

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and price risk.

(a) Credit Risk

The Company’s credit risk is related to trade receivables in the ordinary course of business. The Company sells uranium exclusively to large organizations with strong credit ratings and the balance of trade receivables owed to the Company in the ordinary course of business can be significant. In the event that these large organizations are unable to satisfy their financial obligations, the Company may incur additional expenses as a result of such credit exposure.

(b) Liquidity Risk

The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its development plans. The Company believes that there is sufficient committed capital to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents. The Company has in place a three year term revolving credit facility in the amount of US$125,000,000 to meet its cash flow needs (see note 11).

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)

(c) Currency Risk
Financial instruments that impact the Company’s operations or other comprehensive income due to currency fluctuations include: non United States dollar denominated cash and cash equivalents, accounts receivable, accounts payable, long-term investments and bank debt.
The sensitivity of the Company’s operations and other comprehensive income due to changes in the exchange rate between the Canadian dollar and its Zambian kwacha functional currencies and its United States dollar reporting currency as at June 30, 2008 is summarized below:

		Change in
	Change in	Comprehensive
(in thousands)	Net Income (1)	Net Income (1)

Canadian dollar
10% increase in value	$166	$59,965
10% decrease in value	$(166)	$(59,965)
Zambian kwacha
10% increase in value	$(8,124)	$(8,124)
10% decrease in value	$8,124	$8,124

(1)	In the above table, positive (negative) values represent increases (decreases) in net income and comprehensive net income respectively.
(d) Interest Rate Risk
The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. Presently, all of the Company’s outstanding borrowings are at floating interest rates. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. The weighted average interest rate paid by the Company during the six months ending June 30, 2008 on its outstanding borrowings was 4.82%.
An increase in interest rates of 100 basis points (1 percent) would have increased the amount of interest expense recorded during the six months by approximately $105,000.
(e) Price Risk
The Company is exposed to price risk on the commodities which it produces and sells. The Company is exposed to equity price risk as a result of holding long-term investments in other exploration and mining companies. The Company does not actively trade these investments.
The sensitivity analyses below have been determined based on the exposure to commodity price risk and equity price risk at June 30, 2008:

		Change in
	Change in	Comprehensive
(in thousands)	Net Income (1)	Net Income (1)

Commodity price risk
10% increase in uranium prices (2)	$1,992	$1,992
10% decrease in uranium prices (2)	$(2,072)	$(2,072)
Equity price risk
10% increase in equity prices	$—	$6,643
10% decrease in equity prices	$—	$(6,643)

(1)	In the above table, positive (negative) values represent increases (decreases) in net income and comprehensive net income respectively.

(2)	The Company is exposed to fluctuations in both the spot price and long-term price of uranium as a result of the various pricing formulas in the uranium contracts. The above sensitivity analysis includes 10% adjustments to both of these prices.

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)

(f) Fair Value Estimation

The fair value of financial instruments which trade in active markets (such as available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted marked price used to fair value financial assets held by the Company is the current bid price.

22.	INCOME TAXES

For the six months ended June 30, 2008, the Company has provided for current tax recovery of $1,590,000 and for future tax expense of $8,547,000.

In March, 2008, the Zambian government enacted legislation which increased the income tax rate for mining companies from 25% to 30%. Accordingly, the Company recorded a future tax expense of $10,740,000 in the period to adjust the future income tax liability associated with its Zambian assets. This amount has been partially offset by the recognition of previously unrecognized Canadian tax assets of $3,700,000.

23.	COMMITMENTS AND CONTINGENCIES

General Legal Matters

The Company is involved, from time to time, in various other legal actions and claims in the ordinary course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on the Company’s financial position or results.

Third Party Indemnities

The Company has agreed to indemnify Calfrac Well Services against any future liabilities it may incur related to the assets or liabilities transferred to the Company on March 8, 2004.

EXHIBIT 4
FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, E. Peter Farmer, Chief Executive Officer of Denison Mines Corp., certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Denison Mines Corp. (the issuer) for the interim period ending June 30, 2008;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and
5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.
Date: August 13, 2008
Signed by “E. Peter Farmer”
Name: E. Peter Farmer
Title:    Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, James R. Anderson, Executive Vice President and Chief Financial Officer of Denison Mines Corp., certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Denison Mines Corp. (the issuer) for the interim period ending June 30, 2008;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and
5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.
Date: August 13, 2008
Signed by “James R. Anderson”
Name: James R. Anderson
Title:    Executive Vice President and
            Chief Executive Officer